Exhibit 1

BARRICK GOLD CORPORATION

BCE Place
Canada Trust Tower, Suite 3700
P.O. Box 212
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

Dated as of March 30, 2005

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

REPORTING CURRENCY AND FINANCIAL INFORMATION	8

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	8

SCIENTIFIC AND TECHNICAL INFORMATION	9

GENERAL INFORMATION	9

Incorporation	9
Subsidiaries	9
Areas of Interest	10
General Development of the Business	10

NARRATIVE DESCRIPTION OF THE BUSINESS	15

Gold Mineral Reserves and Mineral Resources	15
Reconciliation of Mineral Reserves(7)	19
Uses of Gold	21
Sales and Refining	21
Employees — Labour Relations	22
Competition	22

PRINCIPAL REGIONS	23

North America	24
Goldstrike Property	24
Round Mountain Mine	30
Eskay Creek Mine	34
Hemlo Property	37
East Archimedes Project	39
Australia/Africa	39
Kalgoorlie Mine	40
Yilgarn District	43
Plutonic Mine	43
Darlot Mine	44
Lawlers Mine	45
Cowal Project	46
Bulyanhulu Mine	48
Tulawaka Mine	52
South America	53
Pierina Mine	53
Lagunas Norte Project	57

i

Veladero Project	60
Pascua-Lama Project	64

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	66

ENVIRONMENT AND CLOSURE	67

FINANCIAL RISK-MANAGEMENT	68

LEGAL MATTERS	72

Government Controls and Regulations	72
Litigation	72

RISK FACTORS	74

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	81

CONSOLIDATED FINANCIAL STATEMENTS	81

CAPITAL STRUCTURE	81

RATINGS	84

MARKET FOR SECURITIES	86

MATERIAL CONTRACTS	86

TRANSFER AGENTS AND REGISTRARS	86

DIVIDEND POLICY	86

DIRECTORS AND OFFICERS OF THE COMPANY	87

NON-GAAP PERFORMANCE MEASURES	91

ADDITIONAL INFORMATION	94

-ii-

GLOSSARY OF TERMS

Assay

     Analysis to determine the amount or proportion of the element of interest contained within a sample.

Autoclave system

     Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

     A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

Bench

     The horizontal ledge in an excavation or mining operation that is drilled, blasted and excavated separately from other benches.

By-product

     A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Carbonaceous

     Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (C-I-L)

     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Carbon-in-pulp (C-I-P)

     A precious metals leaching technique in which granular activated carbon particles much larger than the ground ore particles are added to the cyanidation pulp after the precious metals have been solubilized. The activated carbon and pulp are agitated together to enable the solubilized precious metals to become adsorbed onto the activated carbon. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

     A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

     Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Contango

     The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

Crushing

     Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cyanidation

     A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

Deferred stripping /capitalized mining costs

     Mining costs associated with waste rock removal that are deferred and amortized to operating costs over the life of an open pit mine.

Development

     Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

     Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

     Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Drift

     A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.

Drilling

     Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

     Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed.

     Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

     In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

     Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes.

Exploration

     Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

     A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

     The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

     Cut-off grade: the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

     Mill-head grade: metal content of mined ore going into a mill for processing.

     Recovered grade: metal content that was extracted from ore by processing.

     Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve.

Grinding (Milling)

     Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

     A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Layback

     A single cut, in an open pit mine, consisting of a number of benches, mined in sequence to expose a portion of the underlying orebody.

LIBOR

     The London Inter-Bank Offered Rate for deposits.

Lode

     A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

     A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit		(°F-32) × 5 ÷ 9	=	Celsius

Mill

     A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mineral resource

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mining claim

     That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty

     A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

     A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

     A mine where materials are removed entirely from a working that is open to the surface.

Ore

     Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

     A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

     Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

     See “Scientific and Technical Information”.

Ramp

     An inclined roadway connecting two levels in an open pit or underground mine.

Reclamation

     The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

     The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

     A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Reef

     A South African term for a continuous mineral deposit, usually containing gold-bearing quartz.

Refining

     The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

     Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

     The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Semi-autogenous grinding (SAG)

     A method of grinding rock into fine particles, in which the grinding media consist of steel balls.

Shaft

     A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Stope

     An underground excavation from which ore is extracted.

Strike length

     The distance measured along the longest horizontal dimension of an orebody or zone of mineralization.

Tailings

     The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

     A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

     Short tons (2,000 pounds).

Total cash costs

     Total cash costs are calculated in accordance with The Gold Institute Production Cost Standard and include site costs for all mining (excluding deferred stripping costs), processing and administration, royalties, production taxes and revenue from the sale of by-products such as silver, but are exclusive of amortization, reclamation, financing, capital and exploration costs. See “Non-GAAP Performance Measures”.

REPORTING CURRENCY AND FINANCIAL INFORMATION

     All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2004 and the exchange rate at December 31, 2004 were one Canadian dollar per 0.7683 and 0.8308 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2004 and the exchange rate at December 31, 2004 were one Australian dollar per 0.7362 and 0.7790 U.S. dollars, respectively.

     Total cash costs in this Annual Information Form are calculated in accordance with The Gold Institute Production Cost Standard and are net of by-product credits. See “Non-GAAP Performance Measures”.

     Barrick prepares its primary financial statements in accordance with the United States generally accepted accounting principles (“US GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with US GAAP. Ontario corporate law requires that Barrick also prepare financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements of the Company for the year ended December 31, 2004 (the “Consolidated Financial Statements”) were prepared in accordance with US GAAP and are incorporated by reference in this Annual Information Form.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     Certain information contained or incorporated by reference in this Annual Information Form, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2004” (US GAAP) incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

     The Company may, from time to time, make oral forward-looking statements. The Company strongly advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

SCIENTIFIC AND TECHNICAL INFORMATION

     Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared under the supervision of, or has been reviewed by, René L. Marion, P.Eng., Vice President, Technical Services of Barrick.

     Scientific or technical information in this Annual Information Form describing the geology of particular properties and the exploration programs described in this Annual Information Form are prepared and/or designed and carried out under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick.

     Each of Messrs. Marion and Davidson is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

     Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. For a description of Barrick’s acquisition of Homestake, see “General Information – General Development of the Business”. Barrick’s head and registered office is located at BCE Place, Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

     A significant portion of Barrick’s business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Barrick as at March 30, 2005 and their respective jurisdictions of incorporation is set out at the end of this “General Information” section. All subsidiaries referred to in the chart are 100% owned unless otherwise noted. Unless otherwise indicated or the context otherwise requires, references to Barrick or the Company in this Annual Information Form include Barrick and, where appropriate, its predecessor corporations and its subsidiaries.

Areas of Interest

     For a map showing Barrick’s mining operations and projects, see the end of this “General Information” section.

General Development of the Business

     Barrick entered the gold mining business in 1983 and is now one of the largest gold mining companies in the world in terms of production and reserves. The Company has operating mines or development projects in Canada, the United States, Australia, Peru, Chile, Argentina and Tanzania.

     During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Barrick has transformed Goldstrike from a small heap-leach operation to a property with 19.2 million ounces of gold reserves and two producing mines – the Betze-Post (“Goldstrike Open Pit”) and Meikle (“Goldstrike Underground”) mines. Goldstrike produced 1.94 million ounces of gold in 2004. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production and now operates in South America, Africa and Australia.

     Barrick has employed a growth strategy that involves acquisitions, a district development program and exploration. The acquisition strategy is illustrated by the acquisitions noted below. The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike Underground mine and related mineral deposits on the Goldstrike property. Although the trend changed in 2003, exploration spending across the industry, particularly among junior companies, had decreased significantly. During this same period, Barrick increased its exploration activities and engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte deposit in the Alto Chicama District in Peru in 2002. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Russia and Central Asia.

     In 1994, Barrick acquired Lac Minerals Ltd., an international gold mining company with operating mines in Canada, the United States and Chile. The acquisition gave Barrick a 40% interest in the Veladero project and control of what is now known as the Pascua-Lama property, which now hosts proven and probable reserves of 17.6 million ounces of gold and 643 million ounces of silver contained within reported gold reserves.

     In 1996, Barrick acquired Arequipa Resources Ltd., an exploration company with mineral properties in Peru, including the Pierina early stage exploration property. The property commenced production in November 1998 and, since production began, has produced, in aggregate, over 5.1 million ounces of gold to December 31, 2004.

     In 1999, Barrick acquired Sutton Resources Ltd., an exploration company with mineral properties in Tanzania, including the Bulyanhulu gold project and the Kabanga/Kagera nickel concessions. At the time of acquisition, proven and probable gold reserves at Bulyanhulu were 3.6 million ounces. At year-end 2004, proven and probable gold reserves were 10.6 million ounces. Mine construction began in the third quarter of 1999 and production commenced in April 2001. For the year-ended December 31, 2004, the mine produced 349,865 ounces of gold at average total cash costs of $283 per ounce.

     The Tulawaka property was obtained by Barrick through the acquisition of Pangea Goldfields Inc. in June 2000. The Tulawaka mine commenced operations in March 2005.

     In December 2001, Barrick acquired Homestake whose operations included mining operations in the United States, Canada, Australia and Chile, development projects in Argentina and Australia, and exploration projects in the United States, Canada, Australia, Argentina and Chile. The assets acquired included the Eskay Creek mine, the interests in the Kalgoorlie, Round Mountain and Hemlo operations, the Plutonic, Lawlers and Darlot mines, the Cowal project, and the remaining 60 percent interest in the Veladero project.

     In late 2003, Barrick was reorganized, dividing its global operations into three regions: North America, Australia/Africa and South America. Each region is supported with financial and technical resources from the Company’s corporate center. Generally, under this new structure, each region has responsibility from development to closure in respect of each property in the region.

     In connection with Barrick’s plan to develop a business unit in Russia and Central Asia, Barrick acquired a 10% equity interest in Highland Gold Mining Ltd. (“Highland”) in October 2003. In January 2004, Barrick acquired an additional equity interest, bringing its total equity interest to approximately 14% at December 31, 2004, in Highland and certain participation and other rights with respect to properties in Russia. In January 2005, Barrick acquired a 9% equity interest in Celtic Resources Holdings PLC (“Celtic”). In addition, Barrick acquired additional subscription rights for shares in Celtic and certain rights with respect to a property in Russia and certain participation rights with respect to properties in Kazakhstan.

     In May 2003, Barrick announced a plan to optimize its capital structure through the initiation of a share buyback plan. In 2004, Barrick repurchased 4 million shares at a total cost of $95 million. Including shares purchased in 2003, Barrick repurchased a total of approximately 13 million shares at a total cost of $249 million. The share buyback program expired in 2004 and, given the Company’s capital expenditure program, was not renewed.

     On March 25, 2005, Barrick entered into a subscription agreement with Falconbridge Limited (“Falconbridge”) in which Falconbridge agreed to purchase an indirect 50% interest in the Kabanga nickel deposit and adjacent areas through the purchase of newly issued shares in a subsidiary of Barrick for $15 million. Upon receipt of approval of the transaction by the Government of Tanzania, Barrick and Falconbridge will, at closing, each control, indirectly, 50% of the equity of Kabanga Nickel Company Limited and Kagera Mining Company Limited, subject to the terms of a shareholders agreement. Falconbridge will be the operator of the joint venture. Initial funding of activities up to a maximum of $145 million will be provided by Falconbridge, with a one time right to withdraw from the joint venture after $50 million has been expended. All expenditures will be made consistent with an approved work plan designed to complete a feasibility study on the Kabanga nickel deposit over the next 36 months.

     During the past three fiscal years, production at Barrick’s existing mines has decreased and average total cash costs per ounce have increased. In 2005, overall production is expected to increase from 2004 as Barrick’s Lagunas Norte and Veladero mines commence operations in the second half of 2005, but expected 2005 average total cash costs of $220-$230 per ounce are higher than 2004 average total cash costs of $212 per ounce.

     At December 31, 2004, proven and probable mineral reserves stood at 89.1 million ounces of gold and mineral resources stood at 20.5 million ounces of measured and indicated gold and 13.9 million ounces of inferred gold. For a breakdown of reserves and resources by category, see “Narrative Description of the Business — Summary of Mineral Reserves and Mineral Resources”. For the year-ended December 31, 2004, Barrick produced 4.96 million ounces of gold. Gold production is targeted at between 5.4 and 5.5 million ounces in 2005.

     The following table summarizes Barrick’s interest in its principal producing mines and its share of gold production from these mines:

		2004	2003	2002

Mines	Ownership(1)	(ounces)	(ounces)	(ounces)

North America

Goldstrike Property, Nevada

Goldstrike Open Pit	100%	1,381,315	1,559,461	1,409,985

		2004	2003	2002

Mines	Ownership(1)	(ounces)	(ounces)	(ounces)

Goldstrike Underground	100%	561,345	551,664	640,336

Goldstrike Property total		1,942,660	2,111,125	2,050,321

Eskay Creek Mine, British Columbia	100%	289,568	352,070	358,718

Round Mountain Mine, Nevada(3)	50%	381,484	392,649	377,747

Hemlo Property, Ontario (3)	50%	247,440	267,888	269,057

Marigold Mine, Nevada (3)	33%	47,101	47,396	27,422

Holt-McDermott Mine, Ontario(2)	100%	54,578	89,515	83,577

		2,962,831	3,260,643	3,166,842

South America

Pierina Mine, Peru	100%	645,874	911,723	898,228

Australia/Africa

Plutonic Mine, Western Australia	100%	304,468	333,947	307,377

Darlot Mine, Western Australia	100%	140,235	154,977	145,443

Lawlers Mine, Western Australia	100%	110,374	99,223	113,291

Kalgoorlie Mine, Western Australia (3)	50%	444,242	436,098	360,025

		999,319	1,024,245	926,136

Bulyanhulu Mine, Tanzania	100%	349,865	313,551	356,319

		1,349,184	1,337,796	1,282,455

Other Mines(3)		—	—	347,352

Company total		4,957,889	5,510,162	5,694,877

(1) Barrick’s interest is subject to royalty obligations at certain mines.

(2) The Holt-McDermott mine was sold in October 2004.

(3) Barrick’s proportional share.

     See Note 3 to the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2004 (the “Management’s Discussion and Analysis”) for further information on the Company’s operating and geographic segments.

Significant Subsidiaries, Operating Mines and Development Projects
Barrick Gold Corporation (Ontario)
BGC Holdings Ltd. (Cayman Islands)
Barrick Holdings International Ltd (Cayman Islands)
Barrick International Bank Corp (Barbados)
Peru Mineral Ventures Limited (Cayman Islands)
Barrick Gold South America SA (Chile)
South American Mineral Ventures Limited (Cayman Islands)
Minera Barrick Misquichilca S.A. (Peru)
Pierina Mine (Peru)
Lagunas Norte Project (Peru)
Compania Minera San Jose, de Argentina (Cayman Islands)
Barrick Exploraciones Argentina S.A. (Argentina)
Pascua-Lama Project (Chile/Argentina)
Barrick South America Ltd. (Cayman Islands)
Barrick Holdings Ltd (Cayman Islands)
Compania Minera San Jose Inc. (Cayman Islands)
Exploraciones Mineras Argentinas S.A. (Panama)
Compania Minera Nevada Ltda. (Chile)
KMCL Holdings Ltd. (Cayman Islands)
Kahama Mining Corporation Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Gold Finance Inc. (Delaware)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Open Pit (Nevada)
Goldstrike Underground (Nevada)
Barrick Holding Co (California)
Homestake Mining Company (Delaware)
Homestake Mining Company of California (California)
Barrick Gold Finance Company (Nova Scotia)
Barrick Gold Inc. (Ontario)
50%
Hemlo Property (Ontario)
Eskay Creek Mine (British Columbia)
Argentina Gold Corp (Canada)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Minera Argentina Gold S.A. (Buenos Aires)
Veladero Project (Argentina)
Bargold Corporation (Delaware)
25%
Round Mountain Mine (Nevada)
25%
Homestake Nevada Corporation (California)
BGC Finance Pty Ltd. (Northern Territory)
East Archimedes Project (Nevada)
Barrick Mining Company (Australia) Limited (New South Wales)
Forsayth NL (Western Australia)
Lawlers Mine (Australia)
Red Rock Mining Corporation Ltd (New South Wales)
Grants Patch Mining Limited (Queensland)
Sundowner Minerals NL (New South Wales)
Darlot Mine (Australia)
Plutonic Operations Limited (New South Wales)
Plutonic Mine (Australia)
Barrick Gold of Australia Limited (South Australia)
50%
Kalgoorlie Consolidated Gold Mines Pty Ltd (Western Australia)
Kalgoorlie Mine (Australia)
Barrick Australia Limited (South Australia)
Cowal Project (Australia)
PGI Acquisition Inc. (Ontario)
Pangea Goldfields Inc (Ontario)
Pangea Minerals Ltd. (Tanzania)
Tulawaka Mine (Tanzania)

NARRATIVE DESCRIPTION OF THE BUSINESS

Gold Mineral Reserves and Mineral Resources

     At December 31, 2004, Barrick’s total proven and probable gold mineral reserves were 89.1 million ounces. During 2004, Barrick produced 4.96 million ounces of gold (5.5 million contained ounces) and added approximately 8.6 million contained ounces to reserves for a net increase of approximately 3.1 million contained ounces (see “- Reconciliation of Mineral Reserves”). The addition to reserves of 8.6 million contained ounces is primarily attributable to Goldstrike Open Pit, Lagunas Norte, Veladero, East Archimedes, Pascua-Lama, Round Mountain and Pierina. Except as noted below, 2004 reserves have been calculated using an assumed gold price of $375 per ounce, a silver price of $5.50 per ounce and an exchange rate of $1.45 C$/US$. 2004 reserves at the Australian properties assumed a gold price of A$560 per ounce. Reserves at the Hemlo property assumed a gold price of $350 per ounce and an exchange rate of $1.35 C$/US$. 2004 reserves at Round Mountain are based on pit designs consistent with a gold price of $375 per ounce. Reserves at the Marigold property assumed a gold price of $350 per ounce. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/A$.

     Reserves and resources have been calculated as at December 31, 2004 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick under the supervision of René L. Marion, P.Eng., Vice President, Technical Services of Barrick. Such calculations incorporate then current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. Marion, employees under his supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Principal Regions”.

     Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and for United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934, which (as interpreted by the Staff of the U.S. Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve.

     Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, silver and copper, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Disclosure Regarding Forward-Looking Information”.

     Definitions

     A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

     An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

     A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Gold Mineral Reserves (1), (3), (4), (7), (10), (11)
(as at December 31, 2004)

		PROVEN			PROBABLE			TOTAL
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America
Operating Mines
Goldstrike Open Pit	66,943	0.121	8,077	56,391	0.144	8,111	123,334	0.131	16,188
Goldstrike Underground	2,871	0.494	1,419	4,704	0.330	1,551	7,575	0.392	2,970
Goldstrike Property Total	69,814	0.136	9,496	61,095	0.158	9,662	130,909	0.146	19,158
Round Mountain (50%)	50,123	0.017	831	36,860	0.019	707	86,983	0.018	1,538
Hemlo (50%)	8,611	0.103	885	5,335	0.070	375	13,946	0.090	1,260
Eskay Creek	233	1.124	262	252	0.996	251	485	1.058	513
Marigold (33%)	17,777	0.024	421	14,467	0.022	323	32,244	0.023	744
Project
East Archimedes	7,363	0.061	446	9,730	0.058	565	17,093	0.059	1,011

South America
Operating Mines
Pierina	26,234	0.055	1,446	38,792	0.027	1,062	65,026	0.039	2,508
Projects
Lagunas Norte(7)	4,644	0.044	206	224,805	0.040	8,917	229,449	0.040	9,123
Veladero	21,306	0.038	799	375,211	0.032	12,050	396,517	0.032	12,849
Pascua-Lama	35,124	0.058	2,035	325,635	0.048	15,580	360,759	0.049	17,615

Australia/Africa
Operating Mines
Plutonic	358	0.025	9	17,933	0.140	2,503	18,291	0.137	2,512
Lawlers	1,082	0.124	134	2,140	0.127	271	3,222	0.126	405
Darlot	2,798	0.120	337	4,344	0.164	711	7,142	0.147	1,048
Kalgoorlie (50%)	48,079	0.055	2,621	39,815	0.064	2,560	87,894	0.059	5,181
Bulyanhulu	1,915	0.401	767	21,998	0.447	9,829	23,913	0.443	10,596
Tulawaka (70%)	22	0.273	6	1,055	0.356	376	1,077	0.355	382
Project
Cowal	5,191	0.046	238	58,409	0.039	2,257	63,600	0.039	2,495

OTHER	—	—	—	287	0.411	118	287	0.411	118

TOTAL	300,674	0.070	20,939	1,238,163	0.055	68,117	1,538,837	0.058	89,056

See “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Gold Mineral Resources (1), (2), (3), (5)
(as at December 31, 2004)

		MEASURED (M)			INDICATED (I)		(M) + (I)		INFERRED
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
North America

Operating Mines
Goldstrike Open Pit	12,119	0.054	651	10,199	0.045	456	1,107	722	0.073	53
Goldstrike Underground	2,114	0.361	764	4,154	0.387	1,609	2,373	6,899	0.346	2,388
Goldstrike Property Total	14,233	0.099	1,415	14,353	0.144	2,065	3,480	7,621	0.320	2,441
Round Mountain (50%)	21,734	0.013	272	23,630	0.017	394	666	43,171	0.013	562
Marigold (33%)	7,500	0.021	154	10,268	0.023	233	387	61,477	0.014	859
Eskay Creek	156	0.558	87	320	0.528	169	256	280	0.496	139
Hemlo (50%)	1,800	0.091	163	3,451	0.125	431	594	4,233	0.144	608
Project
East Archimedes	979	0.063	62	2,070	0.060	125	187	—	—	—

South America

Operating Mines
Pierina	4,305	0.030	128	11,058	0.019	213	341	101	0.010	1
Projects
Lagunas Norte	277	0.025	7	15,876	0.024	388	395	9,718	0.022	215
Veladero	1,092	0.020	22	20,712	0.021	427	449	63,110	0.017	1,045
Pascua-Lama	5,724	0.058	333	37,744	0.065	2,464	2,797	36,728	0.044	1,613

Australia/Africa

Operating Mines
Plutonic	349	0.221	77	12,854	0.156	2,008	2,085	10,349	0.192	1,988
Lawlers	244	0.098	24	4,580	0.162	741	765	1,114	0.139	155
Darlot	1,089	0.148	161	2,895	0.108	312	473	127	0.213	27
Kalgoorlie (50%)	3,907	0.066	258	8,891	0.068	608	866	588	0.056	33
Bulyanhulu	—	—	—	4,253	0.546	2,321	2,321	4,303	0.587	2,526
Tulawaka (70%)	—	—	—	584	0.068	40	40	161	0.075	12
Projects
Cowal	2,594	0.038	98	44,940	0.033	1,498	1,596	31,053	0.033	1,011
Buzwagi	69	0.072	5	27,058	0.074	2,011	2,016	804	0.056	45

Other Properties	—	—	—	4,702	0.158	744	744	4,802	0.139	669

TOTAL	66,052	0.049	3,266	250,239	0.069	17,192	20,458	279,740	0.050	13,949

See “ — Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Reconciliation of Mineral Reserves(7)

	Mineral Reserves				Mineral Reserves
	December 31,			Increase	December 31,
Property (000’s of ounces)	2003(6)		Processed in 2004	(decrease)	2004(4)
North America
Operating Mines
Goldstrike Open Pit	15,685		(1,627)	2,130	16,188
Goldstrike Underground	3,460		(626)	136	2,970
Round Mountain (50%)	1,583		(454)	409	1,538
Marigold (33%)	737		(69)	76	744
Eskay Creek	941		(310)	(118)	513
Hemlo (50%)	1,744		(263)	(221)	1,260
Holt-McDermott (12)	55		(55)	—	—
Project
East Archimedes			—	1,011	1,011
South America
Operating Mines
Pierina	2,768		(569)	309	2,508
Projects
Lagunas Norte	7,155	(7)	—	1,968	9,123
Veladero	11,115		—	1,734	12,849
Pascua-Lama	16,862		—	753	17,615
Australia/Africa
Operating Mines
Plutonic	2,646		(339)	205	2,512
Lawlers	402		(115)	118	405
Darlot	1,135		(146)	59	1,048
Kalgoorlie (50%)	5,894		(515)	(198)	5,181
Bulyanhulu	10,907		(395)	84	10,596
Tulawaka	368		—	14	382
Project
Cowal	2,495		—	—	2,495

OTHER	—		—	118	118

Total	85,952		(5,483)	8,587	89,056

     Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Mineral reserves and resources have been calculated as at December 31, 2004.

(4)	Mineral reserves have been calculated as at December 31, 2004 using an assumed gold price of $375 per ounce, a silver price of $5.50 per ounce and an exchange rate of $1.45 C$/US$. Reserves at the Australian properties assumed a gold price of A$560 per ounce. Reserves at the Hemlo property assumed a gold price of $350 per ounce and an exchange rate of $1.35 C$/US$. Reserves at Round Mountain are based on pit designs consistent with a gold price of $375 per ounce. Reserves at the Marigold property assumed a gold price of $350 per ounce. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/A$.

(5)	Resources as at December 31, 2004 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. Assumed gold prices of $400 and A$600 have been used in estimating resources.

(6)	Mineral reserves have been calculated as at December 31, 2003 using an assumed gold price of $325 per ounce and a silver price of $4.75 per ounce and exchange rates of $1.50 C$/US$ and $0.57 US$/A$. Reserves at the Kalgoorlie property assumed an exchange rate of $0.59 US$/A$. Reserves at the Hemlo property assumed an exchange rate of $1.53 C$/US$.

(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2003, the mineralization at the Lagunas Norte project, located in the Alto Chicama District, was classified as mineralized material. As at May 1, 2004, the mineralization at the Lagunas Norte project was classified as reserves for U.S. reporting purposes.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces.

(10)	Reserves include stockpile material totalling approximately 83.9 million tons, containing approximately 4.8 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)
Kalgoorlie	12,437	0.035	435
Goldstrike	39,927	0.097	3,874
Round Mountain	29,879	0.013	376

(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves are as follows:

	Metallurgical
	Recovery	Cut-off Grade
	(%)	(oz/ton)
OPERATING MINES
Goldstrike Property
Open Pit	83.6	0.050-0.070
Underground	89.7	0.120-0.270

Marigold	72	0.005-0.010
Round Mountain	65.1	0.006-0.018
Eskay Creek	84.9	0.233-0.875
Hemlo Property

	Metallurgical
	Recovery	Cut-off Grade
	(%)	(oz/ton)
David Bell	93.0	0.145
Williams	91.9	0.023-0.129
East Archimedes	74.3	0.008-0.088
Pierina	81.5	0.007-0.013
Lagunas Norte	75.0	0.011-0.029
Veladero	72.8	0.017-0.022
Pascua-Lama	81.7	0.028-0.039
Darlot	97.0	0.092-0.116
Lawlers	95.6	0.110
Plutonic	89.9	0.026-0.088
Kalgoorlie	85.6	0.026
Cowal	84.9	0.013-0.019
Bulyanhulu	89.0	0.219-0.241
Tulawaka	95.0	0.047-0.061

(12)	The Holt-McDermott mine was sold in October 2004.

Uses of Gold

     Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer. Barrick’s gold is currently being refined to market delivery standards by MKS Finance S.A. in Castel San Pietro, Switzerland (a portion of Goldstrike production) and Argor-Heraeus S.A. in Mendrisio, Switzerland (a portion of Goldstrike production and Bulyanhulu’s gold doré production), by Johnson Matthey Limited in Brampton, Ontario, Canada (Pierina production and a portion of the Hemlo production), by the Royal Canadian Mint in Ottawa, Ontario, Canada (a portion of the Hemlo production), by Johnson Matthey Refining Inc. in Salt Lake City, Utah, United States (Round Mountain production) and by Australian Gold Refinery in Perth, Australia (Plutonic production, Kalgoorlie production, Darlot production and Lawlers production). The gold is then delivered to meet commitments under gold sale contracts or sold to various gold bullion dealers or smelters on a competitive basis at spot prices. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of any of its current refiners.

     The Bulyanhulu mine also produces gold-copper concentrates. At Bulyanhulu, sales contracts have been established with Pan Pacific Copper Co., Ltd., an affiliate of Nippon Mining & Metals Co., Ltd., and with Sumitomo Metal Mining Co., Ltd. for 30% to 70% of the mine’s concentrate production through 2008. A sales contract has been established with Marc Rich + Co. Investment AG in conjunction with Yunnan Copper in China for 30% to 70% of the mine’s concentrate production through 2006.

     The Eskay Creek mine sells direct shipping ore under long-term sales contracts with Dowa Mining Company Limited, Akita-Ken, Japan, and Noranda Inc., Rouyn-Noranda, for combined ore sales of 135,000 dry tonnes annually. These contracts expire in 2006 and 2007. The Eskay Creek mine also produces flotation concentrates, up to 70% of which is committed under a sales agreement with Noranda Inc. in Rouyn-Noranda, Quebec, Canada and 30% to Teck Cominco Metals Ltd. in Trail, British Columbia, Canada. These contracts expire at various dates between 2005 and 2008.

Employees — Labour Relations

     As at December 31, 2004, Barrick had approximately 5,700 full-time employees worldwide, as well as approximately 1,800 employees at operations jointly owned by Barrick, substantially all of who are employed in the United States, Canada, Australia, Chile, Peru, Argentina and Tanzania. Unions represent approximately 1,000 persons at the Company’s operations. Labour relations at all locations are believed to be good. However, recent increased demand for skilled workers in the resource industry has led to an increase in employee turnover at certain of Barrick’s operations. This competition for qualified employees may lead to workforce shortages.

     Hourly employees are provided with a variety of retirement, insurance and other benefits generally corresponding to prevailing customs in the relevant area and industry. Certain of the Company’s mining operations participate in retirement pension plans that are defined contribution plans. The Company also has pension plans covering certain United States employees. Certain of these pension plans, covering U.S. salaried and other non-union employees, provide benefits based on the employee’s years of service and highest compensation for a period prior to retirement. Certain of these pension plans, covering U.S. union employees, provide defined benefits based on each year of service. The Company also has other post-retirement plans that provide medical and life insurance benefits for certain retired employees. The excess of accumulated benefit obligations over plan assets for pension plans with accumulated benefit obligations in excess of plan assets was $49 million at December 31, 2004 and $51 million at December 31, 2003. Plans where the projected benefit obligation and accumulated benefit obligation exceeded plan assets included a qualified pension plan covering salaried and non-union employees, a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering a director of the Company. In addition, an irrevocable trust (“Rabbi Trust”) was set up to fund the nonqualified plans and certain other deferred compensation plans. The diversified assets held in the Rabbi Trust included short-term investments of approximately $31 million as of December 31, 2004. The Company has put in place a retirement plan for certain officers of Barrick. Pursuant to the unfunded plan, 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. There are no other benefits programs in place that could result in any unfunded post-retirement benefits. In addition, the Company has implemented incentive programs for certain employees.

Competition

     The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees (see “ – Employees – Labour Relations”).

     There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to continue to acquire attractive gold mining properties on terms it considers acceptable.

PRINCIPAL REGIONS

     For the year-ended December 31, 2004, Barrick produced 4.96 million ounces of gold at average total cash costs of $212 per ounce. Gold production is targeted at between 5.4 and 5.5 million ounces of gold in 2005 at expected average total cash costs of $220 to $230 per ounce of gold. Expected 2005 gold production and expected average total cash costs for each mine are provided as at the date of this Annual Information Form. This information, to the extent it differs, supersedes and replaces the previous targets provided for such mine(s). Guidance for total 2005 expected gold production and related average total cash costs per ounce remain unchanged from previous guidance.

Cost of Sales

For the years ended December 31,	2004	2003

Total cash costs — per US GAAP [2]	$1,062	$1,065
Accretion expense and reclamation costs at operating mines	(18)	(14)

Total cash costs — per Gold Institute Production Cost Standard [1]	$1,044	$1,051

Ounces sold (thousands)	4,936	5,554
Total cash costs per ounce — per US GAAP (dollars) [3]	$215	$192
Total cash costs per ounce — per Gold Institute Production Cost Standard (dollars) [1,3]	$212	$189

Total cash costs – per Gold Institute Production Cost Standard 1 ($/oz)

For the years ended December 31,	2004	2003

Cost of sales at market foreign exchange rates	$248	$210
Gains realized on currency hedge contracts	(19)	(12)
By-product credits	(30)	(21)

Cash operating costs	199	177
Royalties	11	9
Production taxes	2	3

Total cash costs	$212	$189

1. Reported total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but Barrick understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. Barrick has also presented a GAAP measure of cost per ounce as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document, Barrick’s discussion and analysis is focused on the “total cash cost” measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See “Non-GAAP Performance Measures” for further information on non-GAAP performance measures.

2. Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non- operating mines.

3. Per ounce weighted average.

     Barrick’s principal regions are North America, Australia/Africa and South America. For the purposes of this Annual Information Form, Barrick has identified Goldstrike, Round Mountain, Eskay Creek, Kalgoorlie, Pierina and Bulyanhulu as material operating properties and Lagunas Norte, Veladero and Pascua-Lama as material development projects. The following is a summary of Barrick’s operations and development projects by region.

North America

     Operating Properties

     Barrick’s principal North American operations consist of its Goldstrike property, its 50% interest in the Round Mountain mine, its Eskay Creek mine and its 50% interest in the Hemlo property. Barrick’s North American development project is its East Archimedes property. The following table summarizes the production and average total cash costs per ounce of the North American mines.

			Total Cash Costs – per
			Gold Institute
			Production Cost		Total Cash Costs – per
	Production		Standard[1]		US GAAP
	(attributable ounces)		($/oz)		($/oz)
	For the years ended 12/31		For the years ended 12/31		For the years ended 12/31

	2004	2003	2004	2003	2004	2003

Goldstrike
Open Pit	1,381,315	1,559,461	$247	$233	$249	$234
Underground	561,345	551,664	255	253	256	253

Goldstrike property total	1,942,660	2,111,125	249	238	251	237
Round Mountain (50% owned)	381,484	392,649	221	173	225	177
Eskay Creek	289,568	352,070	31	52	32	53
Hemlo (50% owned)	247,440	267,888	240	226	241	227
Holt-McDermott (2)	54,578	89,515	197	239	198	240
Marigold (33% owned)	47,101	47,396	197	171	198	172

	2,962,831	3,260,643	$221	$209	$223	$211

1.	For an explanation of the use of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

2.	The Holt-McDermott mine was sold in October 2004.

     Goldstrike Property

     General Information

     A wholly-owned subsidiary of Barrick owns and operates the Goldstrike Open Pit mine and the Goldstrike Underground mine and related deposits on the Goldstrike property. The property is located in north central Nevada, approximately 25 miles (40 kilometers) north of the town of Carlin, at an elevation of 5,600 feet (1,700 meters) in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation, that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 23 miles (37 kilometers) of local roads north of Carlin. Generally, the climate of the area does not materially impact on the mine’s operations.

     PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Goldstrike Underground mine, which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Goldstrike Underground mine, into production was completed and a new ball mill was added to increase autoclave recovery. A total of approximately 1,600 employees work at the Goldstrike Open Pit and Goldstrike Underground mines.

     At December 31, 2004, the Goldstrike property comprised approximately 9,921 acres (4,000 hectares) of land. This includes 1,762 acres (713 hectares) of patented lode mining and millsite claims and 1,870 acres (757 hectares) of unpatented lode mining and millsite claims held directly or by lease, 2,531 acres (1,024 hectares) of land acquired through land exchanges with the United States government, and 3,848 acres (1,557 hectares) purchased from other mining companies and a private individual. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike Open Pit and Goldstrike Underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

     Geology

     The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanics and sediments during Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

     The major gold deposits – Post Oxide, Betze and Meikle – are all hosted in sedimentary rocks of Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Meikle are found in the silty limestones and debris flows of the Popovich Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Deep Post and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

     Processing

     The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Goldstrike Open Pit and Goldstrike Underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. Power is currently purchased from Sierra Pacific Power Company pursuant to a contract and applicable tariffs. In 2004, the Nevada Public Utilities Commission approved Barrick’s proposal to build a 115 megawatt natural gas-fired power plant that is capable of providing 85 percent of Goldstrike’s future power requirements. The plant is expected to commence operations in fourth quarter 2005.

     In 2004, Goldstrike processed an average grade of 0.18 ounces per ton, consisting of 0.15 ounces per ton ore from the Goldstrike Open Pit mine and 0.40 ounces per ton ore from the Goldstrike Underground mine.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $47 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration

     In 2004, Barrick conducted exploration and development drilling programs, focusing on the North and South pit targets. In 2005, Barrick will expand these exploration and development drilling programs and will test other targets identified in 2003 and 2004. Recent exploration on the Goldstrike Property is based on a comprehensive re-evaluation and re-interpretation of mine and exploration data gathered from 1987 to 2003. New exploration drilling programs were initiated in late 2003 and these drilling programs were designed to convert resources to reserves and to add new resources, both north and south of the Goldstrike Open Pit mine. These programs returned positive results in 2004, with open-pit grade intercepts encountered in 80% of the holes completed. A total of 250,000 feet (76,000 meters) of drilling were completed for the year.

     In 2005, Barrick plans to advance and expand the North and South pit drilling programs and conduct reserve development drilling at the North Post underground orebody. Barrick also plans to conduct exploration drilling along the Post Fault corridor adjacent to and beneath the Meikle, Griffin and Rodeo orebodies. The goal is to add new resources at Goldstrike in 2005. In addition, Barrick will conduct exploration drilling elsewhere on the Goldstrike property.

     Capital Expenditures

     In 2004, capital expenditures for the Goldstrike property were $72 million, including expenditures for development work, mobile equipment, systems improvements, tailings storage facility expansion and costs for construction of the power plant. For 2005, capital expenditures at Goldstrike are expected to be $166 million, including costs for construction of the power plant, underground development work, dewatering, tailings dam expansion and equipment replacement.

     Goldstrike Open Pit Mine

     The Goldstrike Open Pit mine is an open pit truck-and-shovel operation, using standard proven equipment. It produced 1,381,315 ounces of gold in 2004 at average total cash costs of $247 per ounce, and is expected to produce between 1,425,000 and 1,435,000 ounces of gold in 2005 at average total cash costs of between $250 and $260 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 13 years.

     Geology

     The gold mineralization at Goldstrike Open Pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 6,000 feet (1,829 meters) in a northwest direction and average 600 to 800 feet (183 to 244 meters) in width and 400 to 600 feet (122 to 183 meters) in thickness.

     Drilling and Analysis

     More than 6,500 drill holes have been completed within and around the Betze-Post deposit. Approximately 69 percent of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 175 feet (53 meters) and at Post is 150 feet (46 meters). Drill spacing in the North Screamer and West Barrel deposits is approximately 100 feet (30 meters). Almost all of the total drill hole footage has been sampled on five-foot intervals and assayed for gold by the fire assay method with cyanide AA finish. All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

     Royalties

     Most of the property comprising the Goldstrike Open Pit mine is subject to a net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Goldstrike Open Pit mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	134,212	141,693
Tons of ore processed (000’s)	10,779	10,041
Average grade processed (ounces per ton)	0.15	0.19
Recovery rate (%)	85.1	82.0
Ounces of gold produced (000’s)	1,381	1,559
Average total cash costs per ounce	$ 247	$ 233

     Goldstrike Underground Mine

     The Meikle orebody, located one mile (1.6 kilometers) north of the Goldstrike Open Pit mine on Barrick’s Goldstrike property, is a high grade orebody which was discovered in 1989. Two different underground mining methods are used at Goldstrike Underground, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). Goldstrike Underground is a trackless operation which commenced production in September 1996. The Meikle orebody now incorporates the Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo underground zones. An intensive development program to bring the Rodeo deposit into production was completed in late 2001. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee. Based on existing reserves and production capacity, the expected remaining mine life is 5 years.

     The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 4,305 tons per day in 2004 and 4,523 tons per day in 2003. Goldstrike Underground produced 561,345 ounces of gold in 2004 and is expected to produce between 540,000 and 555,000 ounces of gold in 2005 at average total cash costs of between $265 and $275 per ounce. In 2004, mining activity took place in five main areas – Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo. In 2005, mining activity will continue in these five areas.

     Geology

     Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the Meikle orebody, which is compact in size and very high grade. In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down deep and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration at Meikle, the bulk of the ore is quite hard and competent.

     Drilling and Analysis

     Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, and West Griffin) commenced in 1995 and a total of 1,075,857 feet (328,005 meters) in 4,378 underground holes had been completed in and around the deposit as of December 31, 2004. A total of 338 surface holes, for 517,086 feet (157,608 meters), have been drilled in and around the Meikle deposit.

     Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 2004, a total of 1,454 underground holes totaling 448,962 feet (136,879 meters) had been drilled in and around the deposit. A total of 230 surface holes, for 344,300 feet (104,943 meters), have been drilled in and around the Rodeo deposit.

     Although the majority of drilling is core, approximately 43% of Meikle and 60% of Rodeo definition drilling are by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 25 to 85 feet (8 to 26 meters). Some of the wider-spaced core holes are sampled on 20-foot intervals (chip samples) and 5-foot whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.436 oz of gold per ton. Most sampling and assaying is done on-site by Barrick with both internal check assays and external check assays performed by independent laboratories.

     Royalties

     The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Goldstrike Underground mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	1,573	1,631
Tons of ore processed (000’s)	1,566	1,622
Average grade processed (ounces per ton)	0.40	0.39
Recovery rate (%)	89.7	88.3
Ounces of gold produced (000’s)	561	552
Average total cash costs per ounce	$ 255	$ 253

     Round Mountain Mine

     General Information

     Wholly-owned subsidiaries of Barrick own a 50% interest in the Round Mountain gold mine, which is located approximately 60 miles (96 kilometers) north of Tonopah in Nye County, Nevada, at an elevation of approximately 6,200 feet (1,890 meters). Kinross Gold Corp. owns the remaining 50% interest and is the operator. Access to the property is by paved road. Generally, the climate of the area does not materially impact on the mine’s operations. Barrick acquired its interest upon its merger with Homestake. Homestake had acquired its initial 25% interest in Round Mountain in 1984, and bought an additional 25% in July 2000. Barrick and Kinross Gold Corp. have first refusal rights over each other’s interest in the property. The mine has been in operation since 1977. The mine employs approximately 650 workers. Based on existing reserves and production capacity, the expected remaining mine life is 6 years.

     The Round Mountain property position consists of contiguous patented and unpatented mining claims covering approximately 36,920 acres (14,930 hectares). Patented claims cover all of the current reserves in the ultimate pit.

     Geology

     The Round Mountain orebody is a large, epithermal, low-sulphidation, volcanic-hosted, hot-springs type, precious metal deposit located along the margin of a buried volcanic caldera. The deposit genesis is associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. Ascending fluids deposited gold within the metasediments and overlying volcanic tuff units along a broad northwest trend.

     Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Economic gold mineralization is found in both the volcanic and surrounding metasedimentary rocks as well as overlaying alluvial placers. The mineralization occurs within shear zone fractures and veins or as disseminations within the more permeable units. Narrow fractures in shear zones host higher-grade mineralization while porous volcanic rocks host the lower-grade disseminated mineralization. Primary sulphide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as finely divided blebs along fractures.

     Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite; clay; sericitic and quartz; adularia, quartz and sericite; and quartz and adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass and primary sanidine, or as crystal growths in open-space.

     Alteration within the metasedimentary rocks are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

     The open-pit mine is over a mile (1.6 kilometers) at its longest dimension and currently more than 1,295 feet (395 meters) from the top bench to the bottom of the pit.

     Mining and Processing

     The operation uses open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling of higher-grade ore, and the gravity concentration circuit. Recovered gold is smelted on-site into doré and shipped to outside refineries for processing into bullion. Water is supplied from joint venture-owned wells on the property. Power is purchased from Sierra Pacific Power Company under a standard industry tariff.

     In 2004, Round Mountain produced 762,968 ounces of gold, of which the Company’s share was 381,484 ounces, at average total cash costs of $221 per ounce. In 2005, the mine is expected to produce between 700,000 and 720,000 ounces of gold, of which between approximately 350,000 and 360,000 ounces would be the Company’s share, at average total cash costs of between $245 and $255 per ounce.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $28 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     Deep surface drilling had previously identified high grade mineralization occurring northwest of the Round Mountain pit. In 2004, an exploration decline was designed to access this zone for underground drilling. It is expected that the decline will be collared early in second quarter 2005 and will take approximately 16 months to complete.

     In 2004, exploration drilling was focused on the Gold Hill area. Drilling totalled 68,000 feet in 76 core and reverse circulation drill holes. Much of the drilling tested blind, gravel-covered targets that had been defined by geophysics. Encouraging disseminated mineralization was intersected in the drilling. In addition, a number of high grade veins were intersected that are being evaluated as underground targets. In addition, 28 core and reverse circulation drill holes were completed on peripheral targets, totalling 34,000 feet. An aggressive exploration program is planned for 2005 to follow up these results and to generate and develop new exploration targets.

     An external commercial laboratory was used to assay all the exploration drill hole samples. Blanks, duplicates, and standards are all included with each set of samples for quality control and quality assurance purposes. In addition, check assays were completed at an external commercial lab. Quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Round Mountain property conform to industry accepted quality control methods.

     Approximately 4,400 drill holes have been completed within and around the Round Mountain deposit, the majority of which are drilled by reverse-circulation methods. Optimum spacing within the Round Mountain deposit ranges between 100 and 140 feet (30 and 42 meters). All of the drill holes have footage that has been sampled on five-foot intervals and assayed for gold by the fire assay method with a gravimetric finish. For the Round Mountain deposit, all sampling and assaying is done on-site by the in-house lab. Internal check assays and external check assays are performed by independent laboratories.

     Capital Expenditures

     In 2004, Barrick’s share of capital expenditures was $4.95 million, which included the continued construction of phase 4 of the west dedicated pad, mine dewatering and new mine equipment. In 2005, capital expenditures are expected to be $4.3 million (of which $2.15 million is the Company’s share), which will include Gold Hill permitting and development, a sample preparation system, housing and a crusher.

     Royalties

     All Round Mountain mine production is subject to a royalty determined by a formula based on the price of gold. The royalties range from approximately 3.5% of gold revenues at prices of $320 per ounce of gold or less to approximately 6.4% of gold revenues at prices of $440 per ounce of gold or more. During 2004, the royalties averaged 5.7% of revenues.

     Production Information

     The following table summarizes certain production and financial information for the Round Mountain mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	39,485	49,126
Tons of ore processed (000’s)	73,926	62,940
Average grade processed (ounces per ton)	0.02	0.02
Ounces of gold produced (000’s)	763	785
Ounces of gold produced (000’s) - Barrick’s share(1)	381	393
Average total cash costs per ounce	$221	$173

(1)	Represents Barrick’s 50% ownership interest .

Eskay Creek Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Eskay Creek gold/silver mine, which is located in northwestern British Columbia approximately 80 kilometers by air north of Stewart, British Columbia. Access is by 60 kilometers of privately owned single-lane gravel road. The mine is located at an elevation of 800 meters. Generally, the climate of the area does not materially impact on the mine’s operations. The Eskay Creek mine was acquired by Barrick as a result of its merger with Homestake. Homestake acquired an interest in Eskay Creek in June 1992 when it merged with Corona Corporation, which owned 50.6% of Prime Resources Group Inc., which in turn owned 100% of the property. Homestake acquired the remaining 49.4% of Prime Resources Group Inc. in December 1998. Eskay Creek began commercial production in 1995. In 1997, the gravity and flotation mill was constructed to treat lower grade ore. Based on existing reserves and production capacity, the expected remaining mine life is 4 years. Excluding contractors, approximately 130 people are employed at the Eskay Creek mine.

     The Eskay Creek property consists of five mining leases, two mineral claims and various other mineral and surface rights comprising approximately 2,060 hectares. The leases have remaining terms of 17-21 years, subject to renewal rights. There are aboriginal claims relating to various areas of British Columbia, including a claim by the Tahltan Nation to the area which includes the Eskay Creek mine. The nature, extent and validity of such claims have not been determined. Barrick believes that its relations with the Tahltan Nation are good. Barrick does not believe that aboriginal claims at Eskay Creek will have any material adverse effect on the operations.

     Geology

     The Eskay Creek orebody is a precious metal-enriched volcanogenic massive sulphide deposit that occurs in association with volcanics of the Jurassic-aged (141 to 195 million years) Hazelton Group. Eskay Creek mineralization generally is stratabound and occurs in a contact mudstone and breccia bounded below by a rhyolite flow-dome complex and overlain by volcanic and sedimentary rocks in the west limb of a north-plunging fold. Recent mineralization has also been outlined in discordant feeder type relationships in the underlying rhyolite and dacite. Sphalerite, pyrite, galena and tetrahedrite are the most abundant ore minerals. Native gold occurs as mostly microscopic particles located between sulphide grains, in fractures with sulphide grains, or locked in pyrite. Gold also occurs in volcanic rocks beneath the contact mudstone, along with coarse-grained sphalerite, pyrite and galena in quartz veins or stockworks.

     Mining and Processing

     The mine is an underground, trackless operation accessible through three surface portals. Mining is conducted by a contractor using equipment owned by a subsidiary of Barrick. The mine utilizes a drift-and-fill mining method with cemented rock backfill. Higher-grade ore is crushed and blended at the mine site then sold to third-party smelters without any further processing. Additional higher-grade and lower-grade ore is sent to a 360 tons per day on-site gravity and flotation mill for further processing and concentration prior to transport to third party smelters. Mine waste rock and tailings from the mill are disposed of underwater in two nearby barren lakes. Water is supplied to the operation from the Eskay and Argillite Creeks and power is produced by on-site diesel generators.

     In 2004, Eskay Creek produced 289,568 ounces of gold and 15.8 million ounces of silver at average total cash costs of $31 per ounce of gold, net of the silver by-product. In 2005, Eskay Creek is expected to produce between 175,000 and 180,000 ounces of gold and approximately 11 million ounces of silver at average total cash costs of between $100 and $110 per ounce of gold. The decrease in production reflects the lower grade of ore anticipated to be processed in 2005. Actual total cash costs in 2005 will be affected by both the quantity of silver produced as a by-product and realized silver selling prices, which in turn will be affected by silver spot market prices.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $13 million. In connection with the reclamation of the mine area, Barrick has provided the security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2004, the Company continued its development/exploration drilling program and the in-fill/definition drilling program. During 2004, 1,838 meters of surface exploration and definition drilling was completed. There also was 16,748 meters of underground definition diamond drilling and 16,945 meters of underground exploration diamond drilling completed. The Company also completed an extensive review of all existing geological data to, among other goals, identify possible exploration targets.

     More than 6,800 diamond drill holes or about 603,728 meters have been drilled within and around the Eskay Creek mine. Of this, 1,700 holes or about 347,828 meters of core has been drilled from surface and 5,100 holes or about 255,900 meters of core drilled from underground.

     Surface drilling is generally planned at 100 to 200 meter spacing in prospective areas and is reduced to 25 meter spacing for follow-up used to outline resources. Core is split and prospective areas sampled on 1.5 meter lengths and mineralized sections sampled at 1.0 meter lengths. Known barren areas are only randomly sampled and all of the core is saved and stored.

     Dependent on grade and target geometry, definition programs are nominally 10 meter centers and as tight as 5 meter centers in very high grade target areas. Diamond drill core in new areas is commonly split, but when in a known horizon it is usually whole sampled. In unmineralized areas, sample lengths may be up to 5 meters, but in known ore, sample lengths are generally a maximum of 1 meter.

     Most surface core is assayed off-site. Surface assays are done by inductively coupled plasma atomic emission spectrometer and any values greater than 1 gram per ton gold are redone by fire assay. All underground core and the closer-spaced resource driven surface programs are assayed by the on-site Eskay lab using fire assay for gold and silver and atomic absorption for base metals. All assays are systematically checked with both internal standards and systematic check assays performed by independent laboratories.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed in connection with drilling and sampling on the Eskay property conform to industry accepted quality control methods.

     Capital Expenditures

     During 2004, $8.7 million was spent on capital expenditures at Eskay Creek, including ventilation, mobile equipment, mine drainage, power upgrades, tailings pond and ramp developments. Capital expenditures for 2005 are expected to be $5.5 million, including ventilation, a new road and ramp development work.

     Royalties

     The mine is subject to a 1% net smelter royalty, with the exception of a small portion of the orebody, which is subject to a 2% net smelter royalty.

     Production Information

     The following table summarizes certain production and financial information for the Eskay Creek mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	269	272
Tons of ore shipped (000’s)	139	149
Direct shipped ore grade (ounces per ton)	1.74	1.97
Direct shipped ore recovery (%)	95.2	95.4
Tons of ore milled (000’s)	125	127
Mill grade (ounces per ton)	0.55	0.80
Mill recovery (%)	85.8	88.9
Ounces of gold produced (000’s)	290	352
Average total cash costs per ounce	$31	$52

     Hemlo Property

     Barrick has a 50% interest in the Hemlo operations, which are comprised of two underground mines (the Williams (which includes an open-pit mine) and David Bell mines), located in the Hemlo Gold Camp, approximately 350 kilometers east of Thunder Bay. A company owned equally by a subsidiary of Barrick and a subsidiary of Teck Cominco Limited operates each of the mines. Barrick and Teck Cominco Limited provide funds equally for all costs incurred to operate the mines and have rights of first refusal over each other’s interests in the mines and operating companies. Based on existing reserves and production capacity, the expected remaining mine lives of the David Bell mine and the Williams mine, respectively, are approximately 4 years and 6 years.

     The Williams and David Bell mines share milling, processing and tailings facilities. Ore from the two mines is commingled and fed to the processing plant that has two grinding lines, each with a semi-autogenous mill and a ball mill. Gravity and C-I-P processes are used to recover gold. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Tailings water is reclaimed for use in the mill and excess water is treated through a seasonally-operated effluent treatment plant prior to discharge into the environment. Excluding temporary and contract workers, Hemlo employs approximately 650 people.

     Ground stability continues to be a significant area of focus for the Hemlo operations. Changes to the mine plan, mining sequence, increased ground support and increased monitoring instrumentation are ongoing to minimize this risk.

     In 2004, the Company’s share of Hemlo gold production was 247,440 ounces at average total cash costs of $240 per ounce. In 2005, the Company’s share of Hemlo gold output is expected to be between 225,000 and 230,000 ounces of gold, produced at expected average total cash costs of between $260 and $270 per ounce. In 2004, the average grade milled was 0.13 ounces per ton.

     At December 31, 2004, the Company’s share of the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $3.7 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     The mining claims at the Williams mine are subject to three net smelter royalties totaling a net effective rate of 2.06%. The mining claims at the David Bell mine are subject to a 3% net smelter royalty.

     The following table summarizes certain production and financial information for the Hemlo operations for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	9,430	8,356
Tons of ore processed (000’s)	4,037	3,942
Average grade processed (ounces per ton)	0.13	0.14
Recovery rate (%)	94.0	95.0
Ounces of gold produced (000’s)	495	536
Ounces of gold produced (000’s) - Barrick’s share(1)	247	268
Average total cash costs per ounce	$240	$226

(1)	Represents Barrick’s 50% ownership interest.

Projects

     East Archimedes Project

     The East Archimedes project is located in Eureka, Nevada. The property was acquired in connection with Barrick’s merger with Homestake in December 2001. The East Archimedes deposit is located on the same property as the Ruby Hill mine, which closed in 2002.

     In September 2004, due, in part, to the rising gold price environment, Barrick made the decision to proceed with its East Archimedes project. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at the closed Ruby Hill mine. Oxide ores will be processed at the existing heap leach facility. Higher-grade sulfide ores will be processed at the Goldstrike roaster facility. Construction capital is estimated at approximately $75 million over an expected two-year construction phase that will begin once permitting is secured. The mining fleet has been ordered and permitting work is ongoing. The first gold pour is targeted for mid–2007.

     At December 31, 2004, the project had proven and probable gold reserves of 17 million tons at an average grade of 0.059 ounces per ton, for 1 million contained ounces. During 2003 and 2004, feasibility test-work and technical evaluation focused on dewatering, metallurgy and resource definition.

Australia/Africa

     Barrick’s principal Australian operations consist of its Kalgoorlie operations, and its operating mines located in the Yilgarn District in Western Australia. Barrick’s Australian project is its Cowal project located in central New South Wales. Barrick’s principal African operations are its Bulyanhulu mine and its Tulawaka mine (which began operation in March 2005), both in Tanzania. The following table summarizes the production and total cash costs per ounce of the Australian and African mines.

			Total Cash Costs – per
			Gold Institute
			Production Cost
	Production		Standard[1]		Total Cash Costs – per US
	(attributable ounces)		($/oz)		GAAP ($/oz)
	For the years ended 12/31		For the years ended 12/31		For the years ended 12/31
	2004	2003	2004	2003	2004	2003
Kalgoorlie (50% owned)	444,242	436,098	$231	$209	$234	$212
Plutonic	304,468	333,947	223	193	223	193
Darlot	140,235	154,977	210	164	211	165
Lawlers	110,374	99,223	246	249	247	250

	999,319	1,024,245	227	200	229	203
Bulyanhulu	349,865	313,551	283	246	304	260

	1,349,184	1,337,796	$241	$210	$248	$216

1.	For an explanation of the use of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

Australia

Operating Properties

     Kalgoorlie Mine

     General Information

     The Kalgoorlie operations are located adjacent to the town of Kalgoorlie approximately 550 kilometers east of Perth, Western Australia. Access is by paved road. The mine is located at an elevation of 420 meters above sea level. Except with respect to the roaster as noted below, generally, the climate of the area does not impact on the mine’s operations. Mining operations in the Kalgoorlie region date back to 1893.

     Barrick acquired a 50% interest in the Kalgoorlie operations as a result of its merger with Homestake in 2001. Subsidiaries of Newmont Mining Company (“Newmont”) own the other 50% interest. Barrick, through a wholly-owned subsidiary, and Newmont jointly own and control Kalgoorlie Consolidated Gold Mines Pty Ltd. (“KCGM”), which manages the operations under the direction of a joint management committee. Homestake acquired its interest in the original joint venture in 1975. In 1989, KCGM was formed to assume management of the Mt. Charlotte underground mine and to develop and operate the Super Pit open pit mine for the joint venture. Mt. Charlotte was scheduled to cease production in 2003, but mining of residual ore may prolong its life beyond 2005. The Super Pit mine commenced operations in 1989 and since then over 11 million ounces of gold have been recovered. Excluding temporary and contract workers, Kalgoorlie employs approximately 500 individuals. Based on existing reserves and production capacity, the expected remaining mine life of the Super Pit mine is 13 years.

     The Kalgoorlie properties consist of 58 mining leases and 104 prospecting licenses covering approximately 23,000 hectares. The mining leases were granted for a term of 21 years on conditions covering rental, royalties, expenditures, mining practices and rehabilitation. They are renewable in the final year. There are a number of native title claims relating to the area of the Kalgoorlie operations, but the validity of those claims has not been determined.

     Geology

     The ore deposits mined in the Kalgoorlie goldfields occur within an intensely mineralized shear zone system in dolerite host rocks, within the Norseman-Wiluna greenstone belt, which is part of the Yilgarn Block of Western Australia. The rocks are of Archean age. The favorable structural, metamorphic and lithologic setting in conjunction with hydrothermal activity controlled gold mineralization. Since 1893, in excess of 50 million ounces of gold have been produced from the Kalgoorlie properties at depths of up to 1,220 meters from high-grade lodes and adjacent disseminated mineralization in the Golden Mile Dolerite, and from the large stockwork zones, which characterize the Mt. Charlotte and Reward (underground) orebodies.

     Mining and Processing

     The Kalgoorlie operations consist of the Super Pit open-pit mine and the Mt. Charlotte underground mine. Ore is treated at the Fimiston mill. Sulphide concentrates produced at the Fimiston mill are roasted and leached at the Gidji roaster, located approximately 20 kilometers north of the main Kalgoorlie operations. Gold-laden carbon from the Gidji roaster is sent to the Fimiston mill for processing. As a result of increasingly stringent sulfur dioxide emissions constraints and occasional unfavorable weather conditions, from time to time the roaster is unable to treat all of the sulphide concentrates produced by the mill. Processing is supplemented by two ultra fine grinding mills which treat concentrate that cannot be processed by the roaster. Doré is produced on-site and shipped to off-site refiners for refinement into gold bullion. The Super Pit mine is located along the Golden Mile orebodies previously mined from underground. Mining at the Super Pit is by open-pit, truck-and-loader mining methods, with most of the ore and waste being mined on 10-meter benches.

     In 2004, the mine produced 888,484 ounces of gold, of which the Company’s share was 444,242 ounces, at average total cash costs of $231 per ounce. In 2005, the mine is expected to produce between 870,000 and 880,000 ounces of gold, of which between 435,000 and 440,000 ounces would be the Company’s share, at expected average total cash costs of between $250 and $260 per ounce. The average grade processed in 2004 was 0.072 ounces per ton.

     Fresh water is supplied under allocation from the state water system and is piped approximately 550 kilometers from Perth. Remaining process water requirements are satisfied using salt water taken from wells and the underground mine. Power is provided under a power supply agreement with Newmont Power Pty Ltd., a wholly-owned subsidiary of Newmont.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $22 million. In connection with the reclamation of the mine area, Barrick has provided financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2004, the mine exploration program focused on the leases north of the Super Pit, targeting mineralization in close proximity to the Mt. Charlotte underground operations. A total of 12,390 meters was drilled, including 10,690 meters of diamond core holes and 1,700 meters of reverse-circulation holes. Several targets were tested during 2004 around the Mt. Percy open cut, north of the Mt. Charlotte glory hole, and at the Croesus pit for remnant ore.

     In 2005, exploration will continue to concentrate on the belt extending from Morrison in the south to Mt. Percy in the north. While the main focus is on the near-mine area, opportunities further out in the Kalgoorlie region are also being considered.

     More than 96,000 drill holes have been completed within and around the Fimiston Super Pit, including 24,530 diamond core holes, 15,005 rotary air blast holes and 53,720 reverse circulation holes. Drill spacing is 10 by 8 meters in the upper reserve levels (3 benches down) and 20 by 16 meters (down 6 benches) with 60 by 60 meter spaced deeper infill drilling in the Super pit.

     Drill holes have been sampled mainly on two-meter intervals (65 percent) or one-meter intervals (30 percent). Samples are assayed for gold by fire assay method. Assaying is performed by external contract laboratory with both internal check assays and external check assays performed by an independent umpire laboratory.

     All drill hole collar, survey and assay information used in modeling and resource estimation is manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by KCGM in connection with drilling and sampling on the Fimiston property conform to industry accepted quality control methods.

     Capital Expenditures

     Barrick’s share of capital expenditures at Kalgoorlie in 2004 was $10 million, primarily for mining equipment, treatment optimization projects and sustaining capital projects. Capital expenditures for 2005 are expected to be $18 million (Barrick’s share), primarily for mining equipment, tailing facilities, bore fields and sustaining capital.

     Royalties

     On July 1, 1998 a gold royalty became payable to the State of Western Australia at a rate of 1.25% on the realized value of gold produced, increasing to 2.5% on July 1, 2000 in respect of all of the Company’s State of Western Australia properties. The realized value is based on the spot price of gold. From July 1, 2000 through June 30, 2005, the royalty rate has been reduced to 1.25% during calendar quarters when the spot gold price is less than A$450 per ounce. At December 31, 2004, the spot gold price was A$560 per ounce. There are no other royalties currently payable on production from the Kalgoorlie operations.

     Production Information

     The following table summarizes certain production and financial information for the Kalgoorlie operations for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	90,918	97,354
Tons of ore processed (000’s)	14,284	14,342
Average grade processed (ounces per ton)	0.07	0.07
Recovery rate (%)	86.6	85.8
Ounces of gold produced (000’s)	888	872
Ounces of gold produced (000’s) - Barrick’s share (1)	444	436
Average total cash costs per ounce	$231	$209

(1)	Represents Barrick’s 50% ownership interest.

     Yilgarn District

     The Yilgarn district consists of the Plutonic, Darlot and the Lawlers mines. Barrick acquired the mines through its merger with Homestake in 2001. Homestake acquired each of these mines as an operating mine in its 1998 merger with Plutonic Resources Limited. Plutonic Resources Limited itself was incorporated as Noranda Limited in Victoria in 1984 and listed on the Australian Associated Stock Exchange in August 1985. In 1989, it acquired the Plutonic property in Western Australia following discovery of a gold deposit in 1988. It subsequently explored, developed and constructed the Plutonic mine, which commenced production in August 1990. The Darlot mine covers an extensive goldfield discovered more than 100 years ago. The Lawlers mine has operated since 1986.

     Plutonic Mine

     A wholly-owned subsidiary of Barrick owns the Plutonic gold mine, which is located approximately 180 kilometers northeast of Meekatharra, Western Australia, and approximately 13 kilometers from the Great Northern Highway. Staff employees and contract personnel work on a fly-in-fly-out rotation basis. Excluding temporary and contract workers, the mine employs approximately 370 people. Based on existing reserves and production capacity, the expected remaining mine life is 9 years.

     The Plutonic mine consists of both open-pit and underground operations. Underground operations are the primary source of ore, although open-pit mining of several smaller pits continues. Ore mined from the underground and the open pits is being supplemented with ore from stockpiles. Ore is treated at the on-site mill, which operates both sulphide and oxide circuits. Doré is produced on-site and shipped to off-site refiners for refinement into gold bullion.

     The mine produced 304,468 ounces of gold during 2004 at average total cash costs of $223 per ounce. In 2005, the mine is expected to produce between 315,000 and 320,000 ounces at expected average total cash costs of between $250 and $260 per ounce. The average grade processed in 2004 was 0.13 ounces per ton.

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $1.6 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “ - Kalgoorlie Operations”, the underground operations are not subject to any royalties. However, 16 mining leases which contain a relatively small proportion of the mine’s overall reserves and resources are subject to a sliding-scale royalty based on tonnage and grade.

     The following table summarizes certain production and financial information for the Plutonic mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	13,721	14,180
Tons of ore processed (000’s)	2,662	3,010
Average grade processed (ounces per ton)	0.13	0.12
Recovery rate (%)	90.0	89.9
Ounces of gold produced (000’s)	304	334
Average total cash costs per ounce	$223	$193

     Darlot Mine

     A wholly-owned subsidiary of Barrick owns the Darlot gold mine, which is an underground mine located approximately 113 kilometers north of Leonora, Western Australia. The Darlot mine is a fly-in-fly-out operation with staff employees and contractor personnel working on a rotation basis. Excluding temporary and contract workers, the mine employs approximately 155 workers. Based on existing reserves and production capacity, the expected remaining mine life is 8 years.

     Ore is treated at the on-site mill. Doré is produced on-site and shipped to off-site refiners for refinement into gold bullion.

     In 2004, the mine produced 140,235 ounces of gold at average total cash costs of $210 per ounce. In 2005, the mine is expected to produce between 125,000 and 130,000 ounces of gold at expected average total cash costs of between $245 and $255 per ounce.

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $1 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “- Kalgoorlie Operations”, the Darlot mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Darlot mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	896	876
Tons of ore processed (000’s)	861	879
Average grade processed (ounces per ton)	0.17	0.18
Recovery rate (%)	95.8	96.9
Ounces of gold produced (000’s)	140	155
Average total cash costs per ounce	$210	$164

     Lawlers Mine

     A wholly-owned subsidiary of Barrick owns the Lawlers gold mine, which is located approximately 120 kilometers northwest of Leonora, Western Australia. The mine is a fly-in-fly-out operation with staff employees and contractor personnel working on a rotation basis. Excluding temporary and contract workers, approximately 150 workers are employed at Lawlers. Based on existing reserves and production capacity, the expected remaining mine life is 4 years.

     The Lawlers mine consists of both underground and open pit operations. The primary sources of ore at present are from underground operations situated approximately 15 kilometers from the mill and are supplemented by open pit mining. Ore from stockpiles supplements the underground and open pit feed. Prior to 2003, contractors performed the mining. The mine moved to owner mining in the first quarter of 2003. Ore is treated at the on-site mill, which processes both sulphide and oxide ores. Doré is produced on-site and shipped for refinement into gold bullion.

     The mine produced 110,374 ounces of gold during 2004 at average total cash costs of $246 per ounce. In 2005, the mine is expected to produce between 105,000 and 110,000 ounces of gold at expected average total cash costs of between $270 and $280 per ounce. The average grade processed in 2004 was 0.13 ounces per ton.

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $2.6 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “- Kalgoorlie Operations”, the Lawlers mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Lawlers mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	3,365	1,152
Tons of ore processed (000’s)	866	806
Average grade processed (ounces per ton)	0.13	0.13
Recovery rate (%)	96.1	95.8

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Ounces of gold produced (000’s)	110	99
Average total cash costs per ounce	$246	$249

Projects

     Cowal Project

     General

     A wholly-owned subsidiary of Barrick owns the Cowal project, which is located in Central New South Wales, Australia, approximately 32 kilometers north of West Wyalong and approximately 350 kilometers west of Sydney. Cowal was acquired in 2001 by Homestake from Rio Tinto following Rio Tinto’s acquisition of North Limited. Barrick acquired Cowal in connection with its acquisition of Homestake. The general landscape is flat to undulating hills. The property can be accessed by road. The Cowal region is located on the boundaries of the south eastern semi-arid and the south eastern temperate regions of Australia. Generally, the climate of the area is not expected to materially impact the mine’s operations.

     Based on a feasibility study and environmental impact statement completed in 1998, the project was awarded Development Consent by the New South Wales government in February 1999. The approved project envisages the development of an open pit to a depth of approximately 335 meters, and process facilities designed to treat approximately 6.5 million tons of ore per year by a combination of conventional carbon-in-leach and sulphide flotation technologies.

     Geology

     The Cowal project is located in the Lachlan Fold Belt of central New South Wales. This Ordovician volcanic belt contains high K calc-alkaline to shoshonitic volcanics and intrusives which host porphyry, epithermal and mesothermal style gold deposits. The E42 deposit is the largest of several drill-identified deposits that are located on the western edge of the Lake Cowal complex. The deposits occur in favourable lithologies and structural settings within a north-south corridor adjacent to a large body of diorite-gabbro. Low grade porphyry copper mineralization occurs in parts of the diorite-gabbro intrusive to the south of the gold deposits.

     The rocks in the E42 project area do not outcrop as they are obscured under a cover of Quaternary sediment comprised of lacustrine clay with some sand and gravels. The E42 deposit is hosted by a suite of Ordovician age northeast striking and northwest dipping (50°) volcanic sediments and lavas (informally known as the Lake Cowal Volcanics) set in an embayment of the major regional north-south trending diorite. The diorite is also mineralized. At the E42 deposit the Lake Cowal Volcanics have been informally subdivided into three conformable stratigraphic units. The basal unit (Cowal Conglomerate Unit) consists of massive to graded beds of coarse polymictic volcanic debris interbedded with laminated siltstone and mudstone. The central unit (Golden Lava Unit) consists of porphyritic trachyandesite lava and autobreccias. The youngest and upper unit (Great Flood Unit) consists of predominantly massive to graded pyroclastic debris and laminated sediments. The units and diorite are intruded by diorite/gabbro stocks and porphyritic mafic to intermediate dykes. The host sequence is offset by two major fault sets — a 340° steeply dipping strikeslip set and a 290° — 300° moderately north dipping normal fault set.

     Gold mineralization occurs predominantly in shallow south dipping dilational tensional auriferous quartz-carbonate-sulphide vein sets striking west northwest and dipping southwest. Individual mineralized veins are not laterally continuous, although vein sets are continuous, being controlled by fault proximity, rheology and chemistry of host rocks. All rocks in the deposit area except possibly some of the dykes are mineralized. The central Lava, the basal Cowal Conglomerate and diorite are the most strongly mineralized. Vein density is extremely variable, ranging from two to five per meter to one per several meters. The individual vein thickness varies from millimeters to centimeters. The surface of the deposit has been weathered to an average depth of about 40 meters but weathering depth ranges up to 100 meters on the eastern side of the deposit. The upper part of the weathered zone includes commonly ferruginous mottled and pallid clays referred to as “soft oxide”. Below the soft oxide the weathered bedrock is referred to as the “hard oxide”.

     Development

     The Company’s Board of Directors approved full project construction in February 2004. Capital expenditures during 2004 totaled $73 million and included the completion of the construction of the water supply pipeline and the drilling of pit dewatering bores. Barrick has also ordered the project’s major mining equipment items. During 2004, Barrick awarded the contract for the project’s electricity transmission line and work on the transmission line has commenced.

     There is continuing opposition to the project from several local individuals and organizations that has the potential to affect the timing of the mine construction schedule.

     The construction costs for the project are estimated at approximately $305 million. The arrival of major mining equipment and mill components, mine stripping and the completion of the process plant are scheduled for 2005. Capital expenditures for 2005, including capitalized interest, are expected to be approximately $268 million. During the first three full years of production, Cowal is expected to produce approximately 230,000 ounces of gold per year at expected average total cash costs of approximately $240 per ounce, with production expected to commence in the first quarter of 2006. Estimated total cash costs are sensitive to exchange rate fluctuations — a stronger Australian dollar would result in higher total cash costs.

     Exploration, Drilling and Analysis

     At December 31, 2004, the project had proven and probable gold reserves of 63.6 million tons at an average grade of 0.039 ounces per ton, for 2.5 million contained ounces. Since the acquisition of Cowal in July 2001, Barrick has completed a technical program, including drilling and engineering studies, to optimize the feasibility study. The exploration strategy for the Cowal is to optimize the mining opportunities within the mining lease and develop a geological platform for exploration in the greater region. A total of 20,851 meters of diamond core drilling has been completed. The drilling program was focused on infill drilling of the E42 ore body to a 30-meter by 40-meter pattern, to assist in planning for the start of operations.

     More than 1,000 drill holes have been completed in the Cowal project resource area. The majority of these holes are diamond core holes with the remainder being reverse circulation percussion holes. Drill hole samples are collected at one-meter intervals. All samples taken since the acquisition of the property by Barrick have been prepared and analyzed by external laboratories. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Cowal property conform to industry accepted quality control methods.

     Royalties

     The Cowal property is subject to a royalty payable to the state of New South Wales, Australia of 4% of mine revenue less certain costs including portions of operating, administration, refining and depreciation.

Africa

Operating Properties

     Bulyanhulu Mine

     General Information

     The Bulyanhulu gold mine is located in northwestern Tanzania, East Africa, approximately 55 kilometers south of Lake Victoria and approximately 150 kilometers from the city of Mwanza.

     Barrick operates the Bulyanhulu property through its wholly-owned subsidiary Kahama Mining Corporation Limited (“Kahama”). Bulyanhulu, which is an underground gold mine, was purchased through Barrick’s acquisition of Sutton Resources Ltd. in March 1999.

     The property is located in essentially flat topography on the Victoria Greenstone Belt. Generally, the climate of the area does not impact on the mine’s operations. However, a lack of precipitation can have an impact on the mine’s power supply and, as a result, certain of its operations. The property can be accessed by road or by air. An airstrip has been located on the property. The property can be accessed by road from Mwanza or from the south via an approximately 72 kilometer road, which connects to the main paved highway to Dar es Salaam, and to a railway line.

     Gold was first discovered at Bulyanhulu in 1976. In 1994, after several exploration efforts, the Government of Tanzania entered into a development agreement and granted a prospecting license to Kahama (then a subsidiary of Sutton Resources Ltd.). Kahama began conducting on-site work, including geochemical and geophysical surveys, in September 1994 and commenced drilling in January 1995. From June 1998 through to March 1999, various work was completed (including construction of camp facilities, certain infrastructure, earthworks, development of an underground ramp for test mining and commencement of level development). Excluding temporary and contract workers, the mine employs approximately 1,400 people. Reflecting the general labour shortage in the resource industry, Bulyanhulu competes with other employers over the small pool of qualified staff who are willing to work in remote areas such as where the mine is located.

     At the time of acquisition in 1999 by Barrick, proven and probable mineral resources were approximately 3.6 million ounces of gold. At the end of 2004, Bulyanhulu had 10.6 million ounces of proven and probable gold reserves. Drill results to date indicate that grades improve at depth. The current reserves are concentrated on one reef but significant exploration potential has been identified on two other reefs on the property. Based on existing reserves and production capacity, the expected remaining mine life is approximately 24 years.

     Geology

     At Bulyanhulu, the geology consists of mafic volcanic flows overlain by a series of pyroclastics and ash tuffs. Argillite is present at the contact between the mafic and felsic rocks. The gold, silver and copper mineralization on the property occurs in mineralized “reefs” or quartz veins localized along steeply dipping northwest striking structures, generally localized in the argillite units. The zone strikes 310 degrees and dips steeply to the northeast. The mineralization has been defined over a strike length of 5 kilometers and averages 2 to 3 meters wide. The most significant structure discovered on the property to date is Reef 1 and it contains the bulk of the mineral reserves defined to date.

     Mining and Processing

     Bulyanhulu is an underground trackless mining operation using long hole and drift-and-fill as its principal stoping methods. Ore reserves are accessed via a surface shaft and an internal ramp system. The 3,250 tonnes per day (3,575 tons per day) plant consists of a crushing and grinding circuit, a copper/gold/silver flotation circuit, a tailings thickening/filtration circuit and a tailings storage facility. As a result of delays in customs clearance, the mine has experienced delays in receiving materials for the mine. Barrick is currently working on establishing a customs clearance point at the mine itself.

     Power to the property is supplied through a 220-kilovolt overhead line connecting the property to the Shinyanga Station and is purchased pursuant to a contract with the Tanzanian Electric Supply Company, Ltd. that expires in September 2005. The Company expects to renew the power contract in the ordinary course. During the year, a lack of rain has resulted in an occasionally unstable power supply for the mine’s operations. The impact of this unstable power supply has been somewhat mitigated, at a higher cost, by the mine’s own power generation. Water is supplied through a 48 kilometer pipeline from Lake Victoria to the property.

     In 2004, the mine produced 349,865 ounces of gold at average total cash costs of $283 per ounce. In 2005, production is expected to be between 340,000 and 350,000 ounces of gold at expected average total cash costs of between $285 and $295 per ounce. Gold recoveries during 2004 averaged 88%, reflecting improvements made to the flotation circuit of the plant. The average grade processed in 2004 was 0.35 ounces per ton.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the Consolidated Financial Statements), for the property was $7.6 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     Diamond drilling is the primary method of exploring the Bulyanhulu deposit. During 2004, Barrick re-activated the exploration-drilling program at Bulyanhulu. The objective of the program was to add to the resources and/or reserves of the mine. In July 2004, drilling began on the Reef 1 deep western down-plunge extension; Reef 2 down-dip extension; and Reef 2 eastern strike extension. By November 2004, 16,193 meters of diamond drilling had been completed. The most significant intersections occur in the Reef 2 horizon — east.

     Holes have been drilled on a regular grid with a spacing of 25 meters above the 4,850 meter elevation (with the adjusted mine grid surface elevation being 5,000 meters), spacing of 50 to 100 meters down to the 4,450 meter elevation, and 100 to 150 meters below the 4,450 meter elevation. Drilling is done from the hanging wall to the footwall at inclined angles between 45 and 87 degrees. Exceptions are reverse circulation and geotechnical holes, which are drilled vertically. Maximum vertical depth drilled to date is 2,225 meters. The resources/reserves replacement program will continue in 2005. Approximately 17,000 meters of diamond drilling are planned on Reef 1, most of it to be performed from the surface.

Approximately 12,000 meters of diamond drilling are planned for Reef 2, with most of it to be done from underground.

     The drilling program to date has turned Bulyanhulu into at least five distinct deposits: the Main, West and East Zones, Reef 2 and Reef 0. The Main Zone hosts the majority of the existing mineral reserves and is open at depth. The East Zone was discovered in 2000, is estimated to contain 1.2 million ounces of gold and is open to the east, west and at depth. The West Zone is estimated to host almost 2 million ounces and is open at depth and to the west. Reef 0, is located about 10 meters from the current Main Zone between Reef 1 and Reef 2. Reef 2 consists of a series of mineralized structures located approximately 500 meters from Reef 1.

     The exploration program for 2004 consisted of infill drilling around existing reserves to facilitate mine planning and scheduling of operations. Sampling intervals are based on geological units and mineralized zones; otherwise minimum and maximum widths for sampling are 0.5 meters and 1 meter respectively. All samples are prepared and assayed for gold at independent laboratories in Canada and Tanzania. A standard fire assay method is used, and high-grade samples are checked with Metallic Screen Fire Assay. Every twentieth sample submitted to the lab is either a blank or a standard, and results are reviewed by an independent auditor, who requests assay repeats where required. Samples are routinely sent to other labs for testing.

     Quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Bulyanhulu property conform to industry accepted quality control methods.

     Bulyanhulu is the hub of Barrick’s district development program in Tanzania. The Company’s objective is to discover, develop and produce gold from this new gold district.

     Capital Expenditures

     Capital expenditures in 2004, primarily for completing and equipping the shaft, mine development and process plant modifications totalled $46 million. 2005 capital expenditures are expected to total $34 million, mainly for mine development, underground mining equipment and infrastructure.

     Royalties

     The Bulyanhulu property, under Article 86 of the 1998 Mining Act of Tanzania, is obligated to pay to the government a royalty of 3% on the “net back value” of minerals produced from the property. “Net back value” means the market value of minerals freight-on-board at the point of export from Tanzania, less: (a) the cost of transport, including insurance and handling charges, from the mining area to the point of export or delivery; and (b) the cost of smelting and refining or other processing costs unless such other processing costs relate to processing normally carried out in Tanzania in the mining area.

     Pledge of Assets

     Drawdown on the mine’s limited recourse $200 million facility was completed in the second quarter of 2001. Repayment consists of fourteen consecutive semi-annual installments falling due on June 15 and December 15 of each year, with the first installment of $6 million paid on December 15, 2002. This facility is insured for political risks equally by branches of the Canadian government and World Bank. Substantially all the assets of Kahama, including the Bulyanhulu property, have been pledged as security under the loan. The effective interest rate for 2004 was 8.0%. The effective interest rate includes payments made under an interest-rate swap that matches the loan principal over the term to repayment, which fixes the rate for the term of the debt at approximately 7%.

     Production Information

     The following table summarizes certain production and financial information for the Bulyanhulu mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	1,118	945
Tons of ore processed (000’s)	1,123	980
Average grade processed (ounces per ton)	0.35	0.36
Recovery rate (%)	88.4	88.1
Ounces of gold produced (000’s)	350	314
Average total cash costs per ounce	$283	$246

     Tulawaka Mine

     The Tulawaka property was obtained by Barrick through the acquisition of Pangea Goldfields Inc. in June 2000. Barrick’s wholly-owned subsidiary, Pangea Minerals Ltd., a wholly-owned subsidiary of Pangea Goldfields Inc., received approval of an Environmental Impact Assessment in September 2003 and was granted a Mining License in November 2003 from the United Republic of Tanzania. The Development Agreement was signed on December 29, 2003, by the Tanzanian Minister of Energy and Minerals and provides for fiscal stability under the current regulations for the duration of the mine’s life.

     Tulawaka is a 70/30 joint venture between Pangea Goldfields Inc., a wholly-owned subsidiary of Barrick, and Northern Mining Explorations Ltd. The mine is located approximately 1,000 kilometers from Dar es Salaam and 100 kilometers from Barrick’s Bulyanhulu mine. Excluding temporary and contract workers, approximately 150 people were employed at Tulawaka at December 31, 2004. At full capacity, Tulawaka will employ approximately 300 people.

     The Tulawaka mine is an open pit operation with approximately half of the gold being recovered using gravity separation technology and the balance from conventional carbon in leach technology. Construction of various mine facilities was substantially completed during 2004. The mine commenced production in March 2005.

     Tulawaka contains approximately 382,000 ounces (70% share) of gold in proven and probable reserves with 1.1 million tons of ore at a grade of 0.355 ounces per ton. Its construction cost will be approximately $38 million (70% share). The mine life is currently expected to be four years. During the first three full years of production, gold production is expected to average approximately 90,000 ounces of gold (70% share) annually and average total cash costs are expected to be approximately $180 per ounce. In 2005, production is expected to be between 85,000 and 90,000 ounces (70% share) of gold at expected average total cash costs of between $175 and $185 per ounce.

South America

     Barrick’s principal South American operation consists of its Pierina mine. Barrick’s principal South American development projects consist of the Lagunas Norte project, located in the Alto Chicama District, the Veladero project and the Pascua-Lama project. The following table summarizes the production and average total cash costs per ounce of the Pierina mine.

Total Cash Costs – per
			Gold Institute		Total Cash Costs - per
	Production		Production Cost		US GAAP
	(attributable ounces)		Standard [1]($/oz)		($/oz)
	For the years ended		For the years ended		For the years ended
	12/31		12/31		12/31
	2004	2003	2004	2003	2004	2003

Pierina	645,874	911,723	$106	$83	$111	$87

1.	For an explanation of the use of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

     Pierina Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Pierina mine, which is located in the Andean Cordillera in the Department of Ancash, in north central Peru, approximately 10 kilometers northwest of the city of Huaraz, at an altitude of approximately 4,100 meters. The property is characterized by sloping to moderately steep, undulating topography. Generally, the climate of the area does not impact on the mine’s operations. The mine is accessed by an approximately 16 kilometer gravel road from Huaraz. The mine comprises a total area of approximately 3,530 hectares. The property was acquired by Barrick through the acquisition of Arequipa Resources Ltd. in August 1996. The Company owns surface rights and mining concessions covering 5,400 hectares in respect of the Pierina mine. In Peru, mining concessions grant the holder the right to explore for and exploit mineral deposits. The mine commenced production in November 1998. Based on existing reserves and production capacity, the remaining mine life is approximately 4 years. The mine employs approximately 370 people. Barrick is continuing its efforts to strengthen its relationship with the surrounding communities through its community development programs. Recently, some local interests have engaged in protests in the vicinity of the mine, seeking additional benefits from Barrick’s mining activities.

     Geology

     The Pierina mine is located in an approximately 70 kilometer long, northwest-trending extensional zone coincident with the Rio Santa valley. Known deposits within this mineral belt include gold, silver, copper, lead and zinc. Gold and silver mineralization at Pierina is found in the Tertiary-aged Calipuy volcanics. The base of the Tertiary rocks are andesite lavas. These are overlain by rhyodacite pumice and lithic tuffs. Faults that control mineralization in the deposit trend north-northwest, west-northwest and northeast.

     The gold and silver is predominantly found in the rhyodacite pumice tuff with lesser amounts in the overlying lithic tuff and the underlying andesite. The high-grade areas of the deposit are associated with vuggy silica alteration. This alteration type is surrounded by quartz-alunite and argillic alteration. Ore-grade mineralization in the pumice tuff occurs over intervals of more than 260 meters. The area of currently known mineralization at Pierina measures approximately 450 meters wide by 1,200 meters long and is presently open to the southeast. Over 95% of the known mineralization at Pierina is oxide. However, sulfide feeder zones have been intersected at the bottom of the deposit.

     Mining and Processing

     The orebody is being mined as an open pit, truck-and-loader operation, at an average mining rate of approximately 109,905 tons per day in 2004. Ore is crushed and then transported via an overland conveyor to the leach pad area. Run-of-mine ore is trucked directly to the leach pad. The leach pad is a classic valley-fill type pad. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138-kilowatt line connected to the Canyon del Pato 150-megawatt hydroelectric generating plant, located approximately 90 kilometers from the mine.

     The waste rock disposal area and leach pad facilities are contained within one valley, limiting potential environmental impacts. The operation’s management and protection of surface water and ground water resources are designed to ensure that residents downstream of the site are not adversely affected.

     Mining activity is focused on three laybacks: layback 2, which will be completed mid-2005; layback 3, which is expected to be mined through mid-2006; and layback 4, which is expected to be mined into 2007. Mining of layback 5 is expected to begin in the first quarter of 2006 and is expected to be mined through to the end of the mine’s life. In 2004, the identification of a pit wall instability on the southern/west wall of the pit required a modification to the mine plan to reduce the risk of a pit wall failure.

     In 2004, the average grade placed on the heap leach pad was 0.034 ounces per ton. The Pierina mine produced 645,874 ounces of gold at average total cash costs of $106 per ounce in 2004. 2005 production is expected to be between 620,000 and 625,000 ounces of gold at expected average total cash costs of between $140 and $150 per ounce. The increase in expected total cash costs from 2004 is primarily due to longer haul cycles and increased waste tonnage as the ore to waste ratio increases.

     Environment

     At December 31, 2004, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 17(a) to the

Consolidated Financial Statements), for the property was $60 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2004, Barrick continued its development drilling program at Pierina, focusing on the west wall and southeast margin of the main Pierina ore body. As a result of this drilling, over 400,000 ounces of gold were added to reserves. In 2005, Barrick will continue development drilling of certain targets identified in 2002. As at December 31, 2004, over 988 drill holes have been completed in the Pierina area. About 14 percent of these are diamond core drill holes and the remainder are reverse circulation rotary holes. Reverse circulation holes have been drilled on approximately 45-meter centers. Diamond core holes have been used to reduce that spacing to 25 meters locally. While some early drilling was sampled on 2-meter intervals, the majority has been sampled on 1-meter intervals.

     Exploration on the Pierina property has been conducted using surface mapping and sampling, geophysical methods and drilling. Exploration during 2004 focused on targets identified in 2002 and 2003 that are in areas to the northwest and south of the Pierina deposit. This work included surface mapping and sampling, geophysical methods and drilling. Eight diamond drill core holes were completed in the northern area, with 1,620 meters drilled. Assay results were not promising and no further work is planned in 2005. Twelve reverse circulation holes were completed south of the mine, with 2,740 meters drilled. In 2005, exploration will focus on targets near the mine. As with development drilling, some early drill holes were sampled at 2-meter intervals however, the majority have been sampled at 1-meter intervals.

     Both development and exploration samples have been prepared and fire assayed for gold by an independent Peruvian laboratory at its facilities in Lima. The quality assurance procedure followed at the Pierina property conform to industry accepted quality control methods.

     Capital Expenditures

     In 2004, capital expenditures for the Pierina property were $8 million, including sustaining capital expenditures the leach pad expansions and upgrading certain processing facilities. For 2005, capital expenditures are expected to be $9 million for new equipment and other programs.

     Royalties

     The Pierina mine is not subject to royalties.

     Production Information

     The following table summarizes certain production and financial information for the Pierina mine for the periods indicated:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Tons mined (000’s)	40,225	39,501
Tons of ore processed (000’s)	16,746	15,786
Average grade processed (ounces per ton)	0.03	0.07
Ounces of gold produced (000’s)	646	912
Average total cash costs per ounce	$ 106	$ 83

     Projects

     Lagunas Norte Project

     General Information

     The Lagunas Norte project, on the Alto Chicama property, is located 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area is not expected to impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru, and consists of approximately 18,550 hectares.

     The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)) constructed a camp to re-evaluate the previous carbon operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere. Centromin, the State mining company, conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

     Barrick began exploring the Alto Chicama property, located in north-central Peru, in the first quarter of 2001. Barrick’s wholly-owned subsidiary, Minera Barrick Misquichilca S.A. (“MBM”) signed the Public Deed of the Mining Option Contract with Centromin on March 28, 2001 and exercised its option to acquire the property in December 2002, with the result that the Company now holds the mining rights to the property. The rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made. Barrick submitted an Environmental Impact Study (“EIS”) for the project in September 2003. Approval of the EIS by the Ministry of Energy and Mines was received in April 2004. As is the case with the Pierina mine, Barrick has an extensive community development program associated with this project. Still, in the current political environment in Peru, it is expected that Barrick may experience some level of opposition and protest from local interests seeking additional benefits from this development.

     Geology

     The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

     The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in volcanic and sedimentary breccias and tuffs. The mineralization outcrops and has been defined over an area of 1,600 meters long by 750 meters wide and up to 300 meters deep. It is open to the south and southeast.

     Development

     Barrick commenced a field program at the Alto Chicama property in March 2001, which included geologic mapping, geochemical sampling and ground geophysics and resulted in the identification of areas for drill testing. A diamond drill program commenced in mid-2001 and identified the Lagunas Norte deposit.

     The Lagunas Norte project is being built as an open pit mine and heap leaching operation, using equipment, facilities and processes which have been proven in similar commercial applications throughout the world, including at Barrick’s Pierina mine. Recovered gold will be smelted into doré on-site and shipped to an outside refinery for processing into bullion. Permanent electric power will be supplied from the Peruvian grid by way of a new power line extended from Trujillo to the camp facilities. The fresh water requirements of the project will be supplied by wells, supplemented by surface run-off if required.

     With the approval of the EIS and the receipt of the project’s principal construction permit, construction began in the second quarter of 2004, with production expected for the third quarter of 2005. The expected construction cost for the project is $340 million. At December 31, 2004, approximately 70% of the project’s construction was complete. During 2004, Barrick purchased approximately $40 million of mine equipment. In January 2005, the project’s power line was completed and energized.

     In 2005, Barrick expects to complete the leach pad and crushing facility. Including capitalized interest, capital expenditures are expected to be approximately $147 million in 2005. In September 2004, MBM established a $56 million capital lease program with Citibank del Peru S.A. to partially finance the construction of certain assets at Lagunas Norte. The lease has a term of five years and is non-recourse to Barrick Gold Corporation. In November 2004, MBM filed an initial shelf prospectus relating to up to $150,000,000 aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. In March 2005, MBM filed an amended shelf prospectus with CONASEV. MBM expects to use the proceeds from the bond program to finance construction and development costs of Lagunas Norte and for other general corporate purposes.

     The Lagunas Norte project is anticipated to produce on average approximately 800,000 ounces of gold annually at expected average total cash costs of approximately $155 per ounce during the first three full years of the project’s life. Based on existing reserves and production capacity, the expected mine life is 10 years.

     Barrick has obtained property rights for the majority of the surface land which will be affected by the project. However, legal title and certain possessory interests remain outstanding and are the subject of on-going applications, negotiations or discussions, which Barrick expects will be successfully concluded in the ordinary course. Through its experience in constructing and operating the Pierina mine, however, Barrick is familiar with the statutory, regulatory and procedural framework governing the environmental approval and permitting process for new mining projects in Peru. Based on Barrick’s experience to date, the Company expects that any remaining surface access and other rights required for development, and all remaining permits and approvals required for construction and operation, will be obtained in a timely fashion and in the ordinary course of business. In January 2005, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal administrative regime for 15 years.

     Exploration, Drilling and Analysis

     At December 31, 2004, Lagunas Norte had proven and probable reserves of 9.1 million ounces of gold. As of the end of 2004, 767 exploration holes had been drilled, totaling 166,891 meters of drilling. Initial drill hole spacing of 200 meter centers has been reduced to 100 meter centers, and completed to 62 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters. Core is placed in metal trays at the drill site and transported to the field camp. Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Changes to the standardized rock codes and other descriptions can be made only if approved by senior members of the geological staff. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 125,833 samples have been taken for the entire diamond drill program. The average sample length is 1.3 meters. Samples are prepared on-site and fire assayed at an independent laboratory in Lima, Peru. Industry standard quality assurance and quality control procedures, including standards, duplicates and check assays, are employed.

     Royalties

     Under the terms of the agreement with Centromin, Barrick has paid Centromin an advance contractual royalty of $2 million, which will be a credit against Centromin’s retained net smelter royalty of 2.51%.

     The following diagram sets out the planned design and layout of the Lagunas Norte project.

     Veladero Project

     General

     The Veladero property is located in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 370 kilometers by road northwest of the city of San Juan. Barrick evaluated unified development opportunities following its merger with Homestake. Based on this effort, Barrick redesigned the Veladero project, as previously designed by Homestake, and incorporated exploitation of the Filo Norte deposit (which was situated within the boundaries of the Pascua-Lama property before the merger) as part of the Veladero project. The Veladero project is a combination of two properties: (i) the Veladero mining claims, controlled by an indirect, wholly-owned, subsidiary of Barrick under the terms of an Exploitation Contract signed with the Instituto Provincial de Exploraciones y

Explotaciones Mineras de la Provincia de San Juan (“IPEEM”), the Provincial entity owner of these mining claims, and ii) Mina Ursulina Sur Mine claim, owned and controlled by the subsidiary of Barrick. Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract. The project site is located at elevations of between 4,000 and 4,850 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the project’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.

     The Veladero project received environmental impact study approval in November 2003 from the Mining Authority of the San Juan Province. Barrick’s plan for the Veladero property provides for an open pit mine using heap leaching. The Veladero project includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. Full construction commenced in the fourth quarter of 2003, with production expected to commence in late 2005.

     Geology

     The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 ppm gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

     The Veladero deposit comprises three main ore bodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. Much of the Veladero deposit is covered by up to 170 meters of overburden.

     A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern ore bodies, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

     Development

     Similar to the Pierina mine in design, the Veladero project is being built as an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold will be smelted into doré on-site and shipped to an outside refinery for processing into bullion. Full construction commenced in the fourth quarter of 2003, with production expected to commence in fourth quarter 2005. During 2004, construction was completed for the project’s internal roads, assay lab and truck shop. Construction of the project’s crushers, assay lab and heap leach facility embankment all began in 2004. Veladero’s 2005 field program will focus on on-going pre-stripping of the mine and completing construction of the leach pad, crushers, power supply and process plant. Including capitalized interest, capital expenditures for Veladero in 2005 are expected to be approximately $208 million. During the year, Barrick raised the expected construction cost for the project to approximately $540 million. The increase in the expected construction cost of the mine reflected, among other factors, certain preliminary scope changes in the project, exchange rate variations, increased winter operating costs and increased costs with respect to fuel, steel, concrete and labour. Production at the Veladero project is anticipated to average approximately 700,000 ounces of gold annually at expected average total cash costs of approximately $200 per ounce (based on prevailing exchange rates in effect in late 2004 and excluding any applicable export duties) over the first three full years of the project’s life. The various cost increases referred to above may also impact on future total cash costs. Based on existing reserves and production capacity, the expected mine life is 16 years.

     Exploration, Drilling and Analysis

     At December 31, 2004, Veladero had proven and probable reserves of 12.8 million ounces of gold. A 19-hole program of reverse circulation infill drilling totaling 7,381 meters was completed during 2004, principally within the Filo Federico and Cuatro Esquinas ore bodies. The goal of this program was to convert resources located within designed pit limits to reserves. This infill drilling program succeeded in converting approximately 851,000 ounces of gold resources to reserves. It also encountered ore-grade mineralization in areas previously modeled as waste based on earlier, wider-spaced drilling. Infill drilling will continue during 2005, with plans for at least 7 holes totaling approximately 1,750 meters.

     During the fourth quarter 2004, geologic evaluations commenced with the goal of identifying and prioritizing mine-area exploration targets. Evaluation criteria include known mineralization outside of modeled pit limits; projections of mineralized trends; and coincidence of favorable host rocks, geologic structures, hydrothermal alteration, and permissive geophysical anomalies. This work identified at least five high-priority exploration targets within the mine area. Three exploration drill holes totaling 237 meters were completed during the 2004 fourth quarter, and approximately 14,500 meters of core and reverse circulation exploration drilling are planned for the first half of 2005.

     At December 31, 2004, the Veladero resource database contained 782 reverse circulation drill holes totalling 208,111 meters; 128 diamond drill holes for 26,557 meters; and 5,153 meters of channel samples from two declines which total 1,147 meters in length. Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters.

     All Veladero samples are prepared and analyzed by external laboratories. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

     Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of an agreement between Barrick’s subsidiaries and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM. This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated.

     Pledge of Assets

     During 2004, Barrick’s wholly-owned subsidiary, Minera Argentina Gold S.A. (“MAGSA”), secured a variable rate, limited recourse $250 million loan facility for Veladero. As at December 31, 2004, MAGSA had drawndown approximately $198 million under the facility. Barrick has guaranteed the loan until completion of the project has occurred, after which it will become non-recourse. This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest rate for 2004 was 7.5%.

     The following diagram sets out the planned design and layout of the Veladero project.

     Pascua-Lama Project

     General

     The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero project. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick in 1994 and is held through a wholly-owned, subsidiary of Barrick, Compañía Minera Nevada Limitada. The Argentinean part of the property was acquired subsequently and is held through wholly-owned subsidiaries of Barrick, Barrick Exploraciones Argentina S.A. and Exploraciones Mineras Argentina S.A. The legislatures of Chile and Argentina completed ratification of a Mining Treaty between the two countries during 2000. The Specific Pascua-Lama Protocol under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.

     High mountain ranges and deep valleys with natural slopes of 20 to 40 degrees characterize the area of the Pascua-Lama property. Surface material consists of rock outcrops, scree and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property will be pursuant to a combination of public highways and upgraded gravel roads from both Chile and Argentina.

     Geology

     The Pascua-Lama property is located in the high cordillera of Region III, Chile, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

     Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusives and volcanics. In the deposit area the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

     Numerous breccia bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface this breccia is about 650 meters long and up to 250 meters in width while underground between 200 and 400 meters below the surface the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de

Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccia pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

     Development

     The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,600 meters. The project will produce both oxide and sulfide ores. Both ore types will be put through a processing circuit expected to consist of crushing, dry grinding and a washing circuit to remove soluble salts. The oxide ore will then be processed through a cyanide leaching circuit. The sulfide ore will then undergo a flotation process to produce a smelter saleable concentrate, with the sulfide ore floating tails being routed to the cyanide leach circuit. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.

     In the first of half of 2004, work on the Pascua-Lama project focused on updating its 2001 feasibility study. Barrick made the decision to proceed with the project in July 2004. The Company filed for its principal environmental permits in both Chile and Argentina in 2004 and is finalizing fiscal and taxation matters, which are expected to be resolved by the end of 2005, at which time a three-year construction schedule is expected to begin. Production is anticipated in 2009, subject to obtaining the necessary permits, approvals and fiscal regimes. In 2005, Barrick will continue its efforts with respect to community/government relations, permitting, protocol implementation and tax stability. Factors such as permitting, protocol implementation, tax stability, export duties, other fiscal and taxation matters, royalties, rising costs of materials and currency fluctuations may impact on the timing and the cost of development and operation of the project. In addition to the $1.4-$1.5 billion in construction capital, a further investment of about $250 million is anticipated in the first three years after production start-up for a plant expansion to increase capacity from 33,000 tons per day to 44,000 tons per day and for a flotation plant. During the first decade of production, annual production is estimated at between 750,000 and 775,000 ounces of gold at estimated average total cash costs of approximately $130-$140 (subject to exchange rate fluctuations and applicable export duties) per ounce. Based on existing reserves and production capacity, mine life is expected to be 21 years.

     The Pascua-Lama project received Environmental Impact Study (“EIS”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, Barrick submitted a second EIS in respect of modifications of the project. The EIS prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina was updated to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This EIS was submitted in late 2004, with approval anticipated by the end of 2005. Following the completion of EIS processes in Chile and Argentina, Barrick will also need to obtain various sectoral permits for the construction and operation of the project. Based on Barrick’s experience with permitting in Chile and in the San Juan Province of Argentina, Barrick expects such permits to be obtained in the ordinary course.

     Exploration, Drilling and Analysis

     At December 31, 2004, Pascua-Lama had proven and probable reserves of 17.6 million ounces of gold and 643 million ounces of silver contained within gold reserves. The drill hole database for the Pascua-Lama property contains 1,173 reverse circulation holes, 562 diamond drill core holes, 22,302 meters of underground tunnel samples and 12,774 meters of surface trench samples. Samples totaling 322,288 meters from reverse circulation holes, 151,265 meters from diamond drill core holes, 22,302 meters from underground tunnels, and 12,774 meters from surface trenches were used to estimate the gold and silver resources. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

     Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.5% to 9.8% and a 2% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT

     Barrick has traditionally grown its reserve base through a combination of acquisitions and focused exploration on and around its operating properties. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence. The low gold price environment that existed in recent years required that major mining companies undertake more early stage exploration than in the past because junior exploration companies had been less active, and there were fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in early stage exploration in four major areas where it possesses significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery at the Lagunas Norte project, in the Alto Chicama District, in Peru.

     Barrick utilizes state-of-the-art technology to explore deeper and more effectively. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modeling to locate and define new targets. These new techniques are equally applicable in Tanzania and Australia.

     Exploration is directed from Barrick’s head office in Toronto and is conducted through a number of exploration offices around the world.

     The Company spent $141 million on its exploration, development and business development activities in 2004 (2003 – $137 million) and is expected to spend approximately $150 million in 2005. Of the $96 million spent on exploration in 2004, approximately $30 million was spent in North America, approximately $20 million was spent in South America, approximately $40 million was spent in the Australia/Africa region and approximately $5 million was spent in Russia and Central Asia.

     Development expenditures totaled approximately $14 million, of which $9 million was spent at the Lagunas Norte project in the Alto Chicama District. Business development costs totaled approximately $18 million. In connection with its exploration strategy and goal of establishing a business unit in respect of Russia and Central Asia, Barrick acquired a 10% equity interest in Highland Gold Mining PLC (“Highland”) in October 2003. In January 2004, Barrick acquired an additional equity interest, bringing its total interest in Highland to approximately 14% at December 31, 2004, and certain participation and other rights with respect to properties in Russia. In January 2005, Barrick acquired a 9% equity interest in

Celtic Resources Holdings PLC (“Celtic”). In addition, Barrick acquired additional subscription rights for shares in Celtic, certain rights with respect to the Nezhdaninskoye deposit in Russia and certain participation rights with respect to properties Celtic acquires in Kazakhstan.

ENVIRONMENT AND CLOSURE

     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters - Government Controls and Regulations”).

     Barrick has a policy of conducting environmental audits of its operations to assess the effectiveness of the existing organization, its resources, and supporting management systems to adhere to policies, guidelines, procedures and adopted codes of practice, maintain compliance, reduce risk and manage liabilities. The Company’s policy is to perform environmental audits on a regular and scheduled basis. In practice, this typically results in environmental audits at each operating mine every second year and at least once every five years for other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

     During 2004, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations. As part of Barrick’s goal to minimize the impact on the environment, it develops closure and reclamation plans as part of its initial project planning and design. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2 and 17 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2004.

     The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, the establishment of water sources for wildlife and small mammal refuges.

     Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating (Goldstrike, Pierina, Bulyanhulu, Eskay Creek and Hemlo), use cyanide in the processing of gold operations (Goldstrike, Pierina, Round Mountain, Marigold, Hemlo, Kalgoorlie and Yilgarn) or produce mercury as a co-product of the production process (Goldstrike, Pierina and Hemlo). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for acid rock drainage. Such procedures include segregation of potentially acid generating material, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Facilities that use cyanide are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, these facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product.

Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.

     Grants Tailings

     The US Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) imposes liabilities on persons who own or operate facilities from which hazardous substances have been released. Pursuant to CERCLA, the United States Environmental Protection Agency (“EPA”) publishes a National Priorities List (“NPL”) of such facilities.

     A closed uranium mill site acquired by Barrick in the Homestake merger, near Grants, New Mexico, is listed on the NPL. The EPA asserted that leachate from the tailings storage facilities contaminated a shallow aquifer used by some of the residents in adjacent residential subdivisions. Homestake paid the cost of extending the municipal water supply to the subdivisions. Homestake also has operated a water injection and collection system since 1976 that has significantly improved the quality of the aquifer and since 1999 has operated a water treatment facility for treating the groundwater adjacent to the tailings storage facility. The estimated costs of continued remediation are included in the asset retirement obligation recorded by the Company. Homestake has settled with the EPA concerning its oversight costs for this site.

     Under Nuclear Regulatory Commission (“NRC”) regulations, the decommissioning of the tailings storage facilities is in accordance with the provisions of the facility’s license. The uranium mill facility license sets the closure of the two tailings impoundments as 2004 and 2013, subject to extension under certain circumstances. The NRC and EPA signed a Memorandum of Understanding in 1993 which has established the NRC as the oversight and enforcement agency for decommissioning and reclamation of the site. Mill decommissioning was completed in 1994 and final closure of the large tailings storage facility is scheduled for completion in 2013. During 2004, Barrick’s expenditures at the Grants facility were $1.48 million. For 2005, Barrick’s expenditures are planned at $1.46 million.

     Title X of the US Energy Policy Act of 1992 (the “Energy Policy Act”) and subsequent amendments to the Energy Policy Act authorized appropriations of $335 million to cover the federal government’s share of certain costs of reclamation, decommissioning and remedial action for by-product material (primarily tailings) generated by certain licensees as an incident of uranium sales to the federal government. Reimbursement is subject to compliance with regulations of the Department of Energy (“DOE”), which were issued in 1994. Pursuant to the Energy Policy Act, the DOE is responsible for 51.2% of the past and future costs of reclaiming the Grants site in accordance with NRC license requirements.

     In 1983, the State of New Mexico notified the Company that it intends to pursue claims against Homestake for natural resource damages resulting from the Grants site. The State has taken no action to pursue the claims. For additional information regarding this matter, see “Legal Matters – Litigation”.

FINANCIAL RISK-MANAGEMENT

Forward Sales Program

     The Company has operations in six principal countries which produce its primary product, gold, as well as by-products such as silver and copper. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold prices. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold could cause actual cash inflows from the sale of gold to differ from anticipated cash inflows.

     For most of Barrick’s history, gold forward sales were a significant element in providing the Company the relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales hedge program. With the Company’s positive outlook for the gold price, interest rates near 40-year lows (which may lead to lower forward sales price premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower percentage of overall gold reserves. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it will not add new ounces to its gold forward sales hedge program and will pursue opportunities to reduce its gold forward sales hedge position. Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

     Barrick’s gold and silver forward sales contracts represent agreements to sell gold and silver on a delivery date in the future. Barrick has the flexibility to choose a delivery date in advance of the master trading agreement’s termination date (2014 in most cases). Barrick may, in its discretion, choose to settle any gold forward sales hedge contract in advance of the contract’s termination date. Barrick manages its gold and silver forward sales hedge contracts such that Barrick is able to physically deliver gold and silver against the contracts on these dates. For currencies, fuel and interest rates contracts, Barrick sets the contract terms with the intention of receiving hedge accounting treatment.

     The rights and obligations under Barrick’s fixed-price gold forward sales hedge contracts are set out in master trading agreements executed with various counterparties. The selling price under a contract is based on the forward price of gold at the future delivery date, which we believe is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. Generally, though not always, the future price for the sale of gold under the contract is higher than the spot gold price at the time the contract is entered into. In general, the longer the period of time from the start of the contract until delivery, the greater the amount of the forward premium or contango and the greater the contract price compared to the spot price at the start of the contract. In some cases, the “premium” becomes negative (known as “backwardation”). However, this occurrence is relatively uncommon, and, historically, any periods of “backwardation” have been relatively short-lived.

     Barrick has arrangements in place with approximately 19 high-quality counterparties whose credit ratings are generally “AA-” or higher. To reduce exposure to defaults by counterparties, Barrick diversifies its fixed-price forward sales hedge contracts across a number of counterparties, limits exposure to individual counterparties, uses master netting arrangements (which means that Barrick’s exposure is limited to the net positive exposure of contracts of a similar type with individual counterparties) and regularly monitors its counterparties’ credit ratings. To date, all counterparties have fully performed their obligations under such arrangements. At December 31, 2004, Barrick had fixed-price gold forward sales hedge contracts with one counterparty that represented 11% of Barrick’s total commitment to deliver gold ounces under its fixed-price gold forward sales hedge contracts.

     Barrick’s trading agreements provide for early close out of certain transactions in the event of a material adverse change in the ability of Barrick or its principal hedging subsidiary to perform its obligations under the trading agreements and related parent guarantees or a lack of a gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants contained in the trading agreements are the requirement that Barrick maintain a consolidated net worth of at least $2 billion – at December 31, 2004, it was $3.6 billion – and a long-term debt to consolidated net worth ratio of 2:1 or lower – at December 31, 2004, it was 0.51:1. For the purpose of these covenants, unrealized mark-to-market gains or losses on derivative transactions are excluded. If an event of default occurred, counterparties could require Barrick to immediately settle outstanding contracts. Under its trading agreements, Barrick is not required to post any collateral or subject to any margin calls.

     Prior to 2003, as a result of the Company’s fixed-price forward sales hedge program and the level of spot prices for gold, substantially all of the gold produced by the Company (excluding Homestake production) was delivered against existing fixed-price gold forward sales hedge contracts rather than into the spot market. During 2004, the Company delivered 2 million ounces of its gold production into its gold forward sales hedge program and delivered its remaining gold production into the spot market. In 2004, the Company realized an average price of $391 per ounce compared with the average London P.M. Fix for the year of $409 per ounce. In comparison, for 2003, the Company realized an average gold price of $366 per ounce compared with the average London P.M. Fix for the year of $363 per ounce.

     At December 31, 2004, the Company had outstanding commitments to deliver approximately 13.5 million ounces of its future gold production under its fixed-price gold forward sales hedge program. The Company also had floating-price gold forward sales contracts under which, at year end, Barrick is committed to deliver 0.5 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $52 per ounce.. In anticipation of building the Pascua-Lama project and in support of any related third party financing, in 2004, the Company allocated 6.5 million ounces of existing fixed-price gold forward sales hedge contracts specifically to Pascua–Lama’s future gold production. The Company believes that the allocation of these contracts will help reduce gold price risk at Pascua–Lama and should facilitate the financing for its construction. The Company expects the allocation of these contracts to eliminate requirements by lenders to add incremental gold sales hedge contracts in the future to support the financing of Pascua–Lama. The designated contracts represent just over 35% of the 17.6 million ounces of current gold reserves at Pascua–Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves at Pascua–Lama. The remaining 7.0 million ounces of existing fixed-price gold forward sales hedge contracts represent slightly over one year of expected future gold production and approximately 10% of Barrick’s reserves, excluding Pascua–Lama.

     Barrick plans to continue to explore and evaluate various strategies to reduce the size of its fixed-price gold forward sales hedge position. In general, the Company will endeavor to make use of gold market volatility or other opportunities in reducing its fixed-price gold forward sales hedge position. Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its fixed-price gold forward sales hedge program at prices that are below the spot price, or Barrick may choose to pursue any of a number of alternative methods of reducing its fixed-price gold forward sales hedge position, including, but not restricted to, restructuring, transferring, converting or otherwise settling contracts. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its fixed-price gold forward sales hedge program. If Barrick chooses to deliver a portion of its gold production into its fixed-price gold forward sales hedge program at prices that are below the spot price, it will incur an opportunity loss on those contracts.

     For a summary of the Company’s future gold sale and delivery commitments, derivative financial instruments used in the gold forward sales hedge program and associated risks, see Notes 4 and 16 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2004, pages 36 to 38 and 53 to 57 of the Company’s Annual Report to Shareholders for the year ended December 31, 2004 and “Risk Factors”.

Currency, Interest Rate and Commodity Hedge Programs

     The Company also monitors and manages exposures related to currencies, interest rates and commodity prices. Currency risk mainly arises on non-US dollar cash expenditures at the Company’s Australian and Canadian mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such as diesel fuel and natural gas consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 16 of the Notes to the Consolidated Financial Statements.

Oversight and Control Over Risk-Management Activities

     The Company’s financial risk-management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold forward sales hedge program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

     Responsibility for the implementation of gold sales, hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s gold sales and hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared each week and distributed to the Chief Executive Officer, the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

     Barrick maintains a separate compliance function to independently monitor and verify gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. Confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.

LEGAL MATTERS

Government Controls and Regulations

     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. In October 2003, Peru enacted legislation governing mine closure, which, among other things, requires that closure plans for existing operations be submitted to the Ministry of Energy and Mining. The enabling regulations for this legislation have not yet been promulgated. Barrick expects to comply with such regulations, when promulgated, in respect of its operations in Peru. In the first quarter of 2004, a report (the “Cooke Report”) regarding the effects of mining on the Kalgoorlie, Western Australia, area was presented in the Parliament of Western Australia. The Cooke Report makes several recommendations, some of which, if implemented by the government of Western Australia, could have an impact on Barrick’s Kalgoorlie operations. To date, no legislation or regulation has been passed in respect of the recommendations made in the Cooke Report.

     Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

     The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

     The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.

Litigation

     On April 30, 1998, Barrick was added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by Barrick in connection with its efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by Barrick in late 1996. On July 13, 1999, the Court dismissed the claims against Barrick and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against Barrick and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part Barrick’s Motion to Dismiss the Fourth Amended Complaint. As a result, Barrick remains a defendant in the case. Barrick believes that the remaining claims against it are without merit. Barrick filed its formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against Barrick. Discovery in the case has been stayed by the court pending its decision on whether or not to certify the case as a class action. On March 31, 2003, the U.S. District Court for the Eastern District Court of Texas, Texarkana Division denied all pending motions of the plaintiffs seeking to certify a class action in the lawsuit against several defendants, including Barrick, related to Bre-X Minerals Ltd. Under U.S. rules, the plaintiffs have the right to appeal the Court’s decision declining to certify their lawsuit as a class action, but plaintiffs have not filed such an appeal. On June 2, 2003, the plaintiffs submitted a proposed trial and case management plan, suggesting that such plan would cure the defects in the plaintiffs’ motions to certify the class. The Court has taken no action with respect to the proposed plan. The plaintiffs’ case against the defendants may now proceed in due course with respect to the specific claims of the plaintiffs named in the lawsuit, but not on behalf of a class of plaintiffs. Having failed to certify the case as a class action, we believe that the likelihood of any of the named plaintiffs succeeding against Barrick with respect to their claims for securities fraud is remote.

     On January 7, 2003, Barrick was served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that Barrick and bullion banks with which Barrick entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of Barrick’s trading agreements with J. P. Morgan and other bullion banks. In September 2003, the Court issued an order granting in part, and denying in part, Barrick’s motions to dismiss this action. Discovery has commenced in the case. In February 2005, the Court granted Blanchard’s motion to amend their complaint to add an allegation of a violation of the Commodity Exchange Act and amend its allegation of Barrick’s violation of anti-trust laws. A trial date has been tentatively set for July 2005. Barrick has and will continue to vigorously defend the action.

     On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of Barrick’s trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. Barrick has not yet been served with this second complaint. Barrick has and will continue to vigorously defend the action.

     On March 5, 2003, Barrick commenced legal proceedings against Blanchard and certain other defendants in the Ontario Superior Court of Justice. The proceedings pertain to a series of false and defamatory statements that Blanchard and its CEO, Donald W. Doyle, Jr., have published since mid-December 2002 concerning Barrick. In the action, Barrick seeks damages in the amount of C$100 million, aggravated, exemplary and punitive damages in the amount of C$100 million, a permanent injunction restraining the defendants from repeating, disseminating, publishing or causing to be re-published the defamatory statements complained of, and a mandatory injunction requiring the defendants to remove or cause to be removed all of their defamatory statements from websites or other locations on the Internet. The defendants filed a Statement of Defence on February 17, 2004 denying any liability. Discoveries are ongoing and are required to be completed by May 31, 2005. A trial date has not yet been set.

     On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the Wagner complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The plaintiffs filed a Third Amended Complaint on January 6, 2005. Barrick has and will continue to vigorously defend the action.

     On September 8, 2004, two of Barrick’s U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. Barrick has and will continue to vigorously defend the action.

     Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company’s compliance with its permits and licenses. Such actions have the potential to affect the timing of the mine construction schedule. Barrick has and will continue to vigorously defend such actions.

     In 2001, an action was filed in Chile by Rudolfo Francisco Villar against Barrick’s Chilean subsidiary, Compania Minera Nevada Limitada (“CMN”), claiming that it had failed to fully honor an agreement to purchase certain mining claims of Villar located near the Pascua Lama project. Villar’s suit seeks to rescind the purchase agreement with CMN or, alternatively, damages of approximately US$ 1 million. At the outset of the litigation, Villar obtained an ex parte injunction barring CMN from selling or encumbering the claims while the suit is pending before the Chilean courts. Barrick intends to vigorously defend the action.

     Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

     The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick or that Barrick currently deems immaterial may also impair Barrick’s operations.

     Gold price volatility

     Barrick’s business is strongly affected by the world market price of gold. Gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

     If the world market price of gold were to drop and the prices realized by Barrick on gold sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected. In such circumstances, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Barrick’s financial performance and results of operations. Barrick may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

     Price volatility of other commodities

     The profitability of Barrick’s business is also affected by the market prices of other commodities produced as by-products at Barrick’s mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with Barrick’s operations and development projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s development projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and development projects were to increase significantly, and remain at such levels for a substantial period, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Gold price volatility” above.

     Mining risks and insurance risks

     The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

     Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

     Mineral reserves and resources

     The mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

     Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.

     Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, silver and copper, as well as increased production and capital costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

     Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain necessary permits or government approvals could also cause Barrick to reduce its reserves.

     There is no assurance that Barrick will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

     Production and cost estimates

     Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, forward sales program, profitability, results of operations and financial condition.

     Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

     Accounting policies

     The accounting policies and methods utilized by Barrick determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Barrick’s financial condition and results of operations are reported using accounting policies and methods prescribed by U.S. GAAP. In certain cases, U.S. GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in Barrick reporting materially different amounts. Management of Barrick exercises judgment in selecting and applying accounting policies and methods to ensure that, while U.S. GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Consolidated Financial Statements are described in Note 2 to such statements.

     Internal controls

     Barrick has invested resources to document and analyze its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

     Exploration

     Barrick must continually replace gold reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies or by locating new deposits. Gold exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

     Development

     Barrick’s ability to sustain or increase its present levels of gold production is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; future gold prices; and, in certain circumstances, future silver and copper prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

     Development projects have no operating history upon which to base estimates of future cash flow. Substantial expenditures are required to develop mineral projects. It is possible that actual costs and economic returns may differ materially from Barrick’s estimates or that Barrick could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

     Environmental, health and safety regulations; permits

     Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

     Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

     In the United States and Canada, for example, Barrick is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

     Foreign investments and operations

     Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Russia and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries, including those relating to taxation, royalties, imports, exports, duties and currency, some of which have been recently discussed in Chile, Peru and Argentina; risk of loss due to disease and other potential endemic health issues; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

     These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

     Currency fluctuations

     Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold is sold throughout the world based principally on the US dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian and Australian dollar. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of non-US dollar currencies against the US dollar. This could result in Barrick failing to benefit to some degree if the US dollar appreciates in value relative to non-US dollar currencies. Also, there can be no assurance that Barrick will continue these hedging activities. See “ – Use of derivatives”.

     Use of derivatives

     Barrick uses certain derivative products to manage the risks associated with gold price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk — the risk of default on amounts owing to Barrick by the counterparties with which Barrick has entered into such transaction; (b) market liquidity risk — risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.

     For a description of the steps Barrick has taken to mitigate these risks, see “Financial Risk-Management – Forward Sales Program”. If the gold price rises above the price at which future production has been committed under Barrick’s fixed-price gold forward sales hedge program, Barrick may have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its fixed-price forward sales hedge program. Barrick has announced a “no-new-hedge” gold policy such that it will not add any new ounces to its fixed-price gold forward sales hedge program and it will pursue opportunities to reduce its fixed-price gold forward sales hedge position. Barrick may voluntarily deliver gold production into its fixed-price gold forward sales hedge program, resulting in an opportunity loss. No assurance can be given as to when such goal will be achieved or the costs of achieving such goal.

     Interest rates and gold lease rates

     A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales hedge contracts entered into by Barrick. The Company’s interest rate exposure mainly relates to the            mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, fixed-rate and floating-rate debt and interest receipts on the Company’s cash balances.

     Title to properties

     The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

     Competition

     Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Barrick also competes with other mining companies to attract and retain key executives and employees. Barrick cannot assure that it will continue to be able to compete successfully with Barrick’s competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

     Acquisitions and integration

     From time to time Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Barrick may choose to finance any such acquisition with its existing resources.

There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

     Employee relations

     Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole.

     Litigation

     Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Litigation”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (US GAAP) for the year ended December 31, 2004 which is incorporated by reference into this Annual Information Form.

CONSOLIDATED FINANCIAL STATEMENTS

     Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2004 (US GAAP) which is incorporated by reference into this Annual Information Form.

CAPITAL STRUCTURE

     Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

     General

     Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

     Common Shares

     The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

     The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

     There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.

     Preferred Shares

     First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The board of directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

     The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the board of directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

     The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

     The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the board of directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

     The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

     The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 30, 2005 there were no First Preferred Shares, Series A issued and outstanding.

     The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 30, 2005 there were no First Preferred Shares, Series B issued and outstanding.

     The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 Barrick common shares for each BGI exchangeable share.

     In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. At such time as no BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) are outstanding and there are no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick), the Special Voting Share will be redeemed by Barrick for C$1.00 plus all declared and unpaid dividends. As of March 30, 2005 there was one Special Voting Share issued and outstanding.

     The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 30, 2005 there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

     The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated:

	Moody’s Investor	Standard & Poor’s	Dominion Bond
Rating Agency	Service	Rating Services	Rating Service
Senior, unsecured debt 2034	Baa1	A	A
Senior, unsecured debt due 2014	Baa1	A	A
Senior, unsecured debt due 2007	Baa1	A	A
Municipal bonds, due 2029 (1)	Aa1/VMIG1	AA+/A-1+	Not Rated
Municipal bonds, due 2032 (1)	Aa2/P-1	Not Rated	Not Rated

1.	Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, solid waste disposal bonds. The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity. A portion of such bonds mature in 2029, with the remainder maturing in 2032.

     Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s, a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aa is the second highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its municipal bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.

     Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.

     Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

     S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short term debt (including commercial paper) rating symbols are used for the put option. According to S&P, the AA rating is the second highest of ten major categories. S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligors capacity to meet is financial commitment on these obligations is extremely strong.

     Dominion Bond Rating Service Limited (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)” and “(low)” grades are not used for the AAA category.

     Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

     Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the Swiss Stock Exchange and La Bourse de Paris. The majority of trading of Barrick’s common shares take place on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2004.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share	Share Price Trading Range		Share
	High	Low	Volume	High	Low	Volume

2004	(C$ per share)		(millions)	($ per share)		(millions)
January	29.95	25.64	40.8	23.40	19.34	58.3
February	28.10	26.30	37.7	21.50	19.67	45.8
March	31.00	26.85	44.9	23.78	20.02	64.1
April	31.56	26.00	39.6	24.10	19.02	57.9
May	28.53	25.45	29.8	20.99	18.38	46.6
June	28.08	25.80	33.2	20.67	18.76	35.0
July	27.65	24.70	29.3	20.99	18.61	30.8
August	26.30	24.25	27.2	20.30	18.22	29.4
September	26.60	25.00	27.4	21.04	19.37	32.3
October	27.60	25.58	32.3	22.55	20.34	42.0
November	30.15	26.22	36.0	25.39	21.40	56.1
December	29.50	28.10	29.9	24.90	23.03	43.4

MATERIAL CONTRACTS

     On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank. Pursuant to such Indenture, (a) Barrick issued $200,000,000 principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200,000,000 principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350,000,000 principal amount of 4.875% notes due 2014 (the “2014 Notes”) on November 12, 2004. The Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

TRANSFER AGENTS AND REGISTRARS

     Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

     In each of 2002, 2003 and 2004, Barrick paid a total cash dividend of $0.22 per share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

     Reference is made to the sections “Election of Directors” and “Statement of Corporate Governance Practices” on pages 5 to 12 of the Management Information Circular and Proxy Statement of the Company dated March 14, 2005 for information regarding directors of the Company and the Committees of the Board which pages are incorporated herein by reference. The Management Information Circular and Proxy Statement of the Company is available on SEDAR at www.sedar.com. As of March 24, 2005, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 0.4% of the outstanding common shares of Barrick.

     One director of the Company, Mr. J.L. Rotman, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998.

Officers of the Company

     The following are the officers of the Company as at March 30, 2004:

Office
Name (age) and municipality of residence	(date became an Officer)	Principal occupations during past 5 years

Peter Munk (77) Toronto, Ontario	Chairman and Director (1984)	Chairman of the Company; Chairman of Trizec Properties, Inc. (real estate) and Chairman and Chief Executive Officer, Trizec Canada Inc. (real estate); prior to May 2002, Chairman, TrizecHahn Corporation (real estate).

Gregory C. Wilkins (49) Toronto, Ontario	President and Chief Executive Officer (2003) and Director (1991)	President and Chief Executive Officer of the Company; prior to February 2003, Corporate Director; prior to May 2002, Vice-Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Operating Officer, TrizecHahn Corporation.

Jack E. Thompson (55) Alamo, California	Vice Chairman and Director (2001)	Vice Chairman of the Company; prior to December 2001, Chairman and Chief Executive Officer of Homestake Mining Company (gold mining).

Office
Name (age) and municipality of residence	(date became an Officer)	Principal occupations during past 5 years

Alexander J. Davidson (53) Toronto, Ontario	Executive Vice President, Exploration and Corporate Development (1993)	Executive Vice President, Exploration and Corporate Development of the Company; prior to March 2005, Executive Vice President, Exploration of the Company; prior to May 2003, Senior Vice President, Exploration of the Company.

Patrick J. Garver (53) Toronto, Ontario	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Peter J. Kinver (49) Toronto, Ontario	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company; prior to August 2003, Divisional Director, Western Division, Anglo American Platinum plc (platinum mining).

Jamie C. Sokalsky (47) Toronto, Ontario	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Gordon F. Fife (46) Stouffville, Ontario	Senior Vice President, Organizational Effectiveness (2002)	Senior Vice President, Organizational Effectiveness of the Company; prior to February 2004, Vice President, Organizational Effectiveness of the Company; prior to January 2002, Principal, PricewaterhouseCoopers LLP (consulting).

Ammar Al-Joundi (40) Toronto, Ontario	Vice President, Finance, and Treasurer (1999)	Vice President, Finance and Treasurer of the Company; prior to April 2004, Vice President and Treasurer of the Company.

Ramon Araneda (56) La Molina, Lima, Peru	Vice President, Exploration, South America (2004)	Vice President, Exploration, South America of the Company; prior to July 2004, Exploration Manager, Peru of the Company.

Richard D. Ball (36) Toronto, Ontario	Vice President, Financial Reporting and Risk Analysis (2004)	Vice President, Financial Reporting and Risk Analysis of the Company; prior to April 2004, Director, Financial Reporting and Risk Analysis of the Company; prior to March 2002, Senior Manager, PricewaterhouseCoopers LLP (accounting).

Office
Name (age) and municipality of residence	(date became an Officer)	Principal occupations during past 5 years

Darren J. Blasutti (36) Toronto, Ontario	Vice President, Investor Relations (2004)	Vice President, Investor Relations of the Company; prior to February 2004, Director, Corporate Development of the Company; prior to July 2002, Senior Manager, Corporate Development of the Company.

M. Vincent Borg (48) Toronto, Ontario	Vice President, Corporate Communications (1992)	Vice President, Corporate Communications of the Company.

Michael J. Brown (47) Alexandria, Virginia	Vice President, United States Public Affairs (1995)	Vice President, United States Public Affairs of the Company.

Edward L. Cope (50) Spring Creek, Nevada	Vice President, Exploration, United States (2004)	Vice President, Exploration, United States of the Company; prior to July 2004, Manager, USA Exploration of the Company.

Brad L. Doores (54) Cedar Valley, Ontario	Vice President and Assistant General Counsel (2004)	Vice President and Assistant General Counsel of the Company; prior to April 2004, Assistant General Counsel of the Company.

Kelvin Dushnisky (41) Oakville, Ontario	Vice President, Regulatory Affairs (2003)	Vice President, Regulatory Affairs of the Company; prior to May 2003, Director, Regulatory Affairs of the Company; prior to April 2002, Managing Director, Altara Securities Inc. (financial services); prior to August 2001, Vice-Chair and General Counsel, EuroZinc Mining Corporation (metals mining).

André R. Falzon (50) Toronto, Ontario	Vice President and Controller (1988)	Vice President and Controller of the Company.

Igor Gonzales (50) La Molina, Lima, Peru	Vice President, Peru (2004)	Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

Rich Haddock (46) Bountiful, Utah	Vice President, Environment	Vice President, Environment of the Company; prior to February 2005, Senior Counsel, US Operations of the Company.

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years

Rob Krcmarov (40) North Perth, Australia	Vice President, Exploration	Vice President, Exploration of the Company; prior to March 2005, Vice President, Exploration, Australia, Tanzania and Asia of the Company; prior to July 2004, Executive General Manager, Australia/Africa of the Company; prior to March 2004, General Manager, Exploration, Australia of the Company; prior to January 2002, Manager, Project Development of the Company; prior to January 2001, district geologist of the Company.

Gregory A. Lang (50) Sandy, Utah	Vice President, North American Operations (2001)	Vice President, North American Operations of the Company; prior to February 2004, Vice President, Australian Operations of the Company; prior to December 2001, Vice President, Australia, Homestake Mining Company (gold mining).

René L. Marion (42) Toronto, Ontario	Vice President, Technical Services (2004)	Vice President, Technical Services of the Company; prior to February 2004, Vice President & General Manager, Kahama Mining of the Company; prior to July 2003, Corporate Head, Evaluations and Development of the Company; prior to April 2002, Senior Manager, Development of the Company; prior to January 2001, Staff Mining Engineer of the Company.

John T. McDonough (58) Santiago, Chile	Vice President, Chile/Argentina (1994)	Vice President, Chile Argentina, prior to October 2004, Vice President, Environment of the Company.

Calvin F. Pon (48) Toronto, Ontario	Vice President, Tax (2004)	Vice President, Tax of the Company; prior to February 2004, Director, Tax of the Company.

George Potter (48) Toronto, Ontario	Vice President, Capital Projects (2004)	Vice President, Capital Projects of the Company; prior to October 2004, Managing Director of Projects, Metallurgy and Supplies for Ashanti Goldfields and Anglogold Ashanti Ltd.

John Shipp (58) Perth, Australia	Vice President, Australia/Africa (2004)	Vice President, Australia/Africa of the Company; prior to September 2004, General Manager at Kalgoorlie Consolidated Gold Mines.

Name (age) and	Office
municipality of residence	(date became an Officer)	Principal occupations during past 5 years

Sybil E. Veenman (41) Toronto, Ontario	Vice President, Assistant General Counsel and Secretary (1995)	Vice President, Assistant General Counsel and Secretary of the Company; prior to April 2004, Associate General Counsel and Secretary of the Company.

David D. Young (54) Toronto, Ontario	Vice President, Supply Chain Management (2004)	Vice President, Supply Chain Management of the Company; prior to February 2004, Vice President, Material & Supply, Rockwell Collins (aviation technology).

James W. Mavor (39) Toronto, Ontario	Assistant Treasurer – Risk-management (2004)	Assistant Treasurer – Risk-management of the Company; prior to February 2004, Director, Treasury Operations of the Company.

Jeffrey A. Swinoga (37) Toronto, Ontario	Assistant Treasurer – Finance (2004)	Assistant Treasurer – Finance of the Company; prior to February 2004, Director, Treasury Finance of the Company.

NON-GAAP PERFORMANCE MEASURES

     Total cash costs per ounce data has been included in this Annual Information Form because these statistics are a key performance measure that Barrick’s management uses to monitor performance. Barrick uses these statistics to assess how well its producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of its mining operations. The inclusion of these statistics in this Annual Information Form helps an investor to assess performance “through the eyes of management”. Barrick understand that certain investors also use these statistics to assess the Company’s performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but Barrick understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income (as part of the Consolidated Financial Statements) and mine site operating costs such as mining, processing, administration, royalties, production taxes and from the sale of by-products such as silver, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A US GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Information within this Annual Information Form is focused on the “total cash costs” measure as defined by the Standard.

     The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. As can be seen from the following tables reconciling the GAAP and non–GAAP measures, the GAAP and non–GAAP measures are not significantly different.

For the years ended December 31
($ millions, except per ounce information)	2004	2003
Total cash costs — per US GAAP [1]	$1,062	$1,065
Accretion expense and reclamation costs at the operating mines	(18)	(14)
Total cash costs per ounce — per Gold Institute Production Cost Standard	$1,044	$1,051
Ounces sold (thousands)	4,936	5,554
Total cash costs per ounce — per US GAAP (dollars)[2]	$215	$192
Total cash costs — per Gold Institute Production Cost Standard (dollars)[2]	$212	$189

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

	Goldstrike -		Goldstrike -
	Open Pit		Underground		Eskay Creek[2]		Round Mountain
For the years ended December 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs — per US GAAP[1]	$336.5	$380.6	$141.2	$152.1	$9.3	$18.6	$84.5	$67.2
Accretion expense and reclamation costs at operating mines	(2.5)	(2.5)	(0.2)	—	(0.2)	(0.3)	(1.6)	(1.6)

Total cash production costs per Gold Institute Production Cost Standard	$334.0	$378.1	$141.0	$152.1	$9.1	$18.3	$82.9	$65.6

Ounces sold (thousands)	1,352	1,625	554	600	290	354	375	379
Total cash costs per ounce sold per US GAAP (dollars)[3]	$249	$234	$256	$253	$32	$53	$225	$177

Total cash costs per ounce sold — per Gold Institute Production Cost Standard (dollars)[4]	$247	$233	$255	$253	$31	$52	$221	$173

	Hemlo		Holt-McDermott		Marigold		Total North America
For the years ended December 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs — per US GAAP[1]	$57.6	$60.4	$12.1	$20.9	$9.1	$8.1	$650.3	$707.9
Accretion expense and reclamation costs at operating mines	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(4.9)	(4.8)

Total cash production costs per Gold Institute Production Cost Standard	$57.4	$60.2	$12.0	$20.8	$9.0	$8.0	$645.4	$703.1

Ounces sold (thousands)	239	266	62	87	46	47	2,918	3,358
Total cash costs per ounce sold per US GAAP (dollars)[3]	$241	$227	$195	$240	$198	$172	$223	$211

Total cash costs per ounce sold — per Gold Institute Production Cost Standard (dollars)[4]	$240	$226	$197	$239	$197	$171	$221	$209

	Pierina		Total South America		Plutonic		Darlot
For the years ended December 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs — per US GAAP[1]	$72.2	$78.9	$72.2	$78.9	$69.2	$62.6	$30.0	$25.4
Accretion expense and reclamation costs at operating mines	(3.5)	(3.2)	(3.5)	(3.2)	(0.1)	(0.2)	(0.1)	(0.1)

Total cash production costs per Gold Institute Production Cost Standard	$68.7	$75.7	$68.7	$75.7	$69.1	$62.4	$29.9	$25.3

Ounces sold (thousands)	649	911	649	911	310	324	142	154
Total cash costs per ounce sold per US GAAP (dollars)[3]	$111	$87	$111	$87	$223	$193	$211	$165

Total cash costs per ounce sold — per Gold Institute Production Cost Standard (dollars)[4]	$106	$83	$106	$83	$223	$193	$210	$164

[1]	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

[2]	Eskay Creek’s total cash costs in 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: 2004 - gold $202 per ounce, silver $3.36 per ounce (2003 - gold $175 per ounce, silver $2.37 per ounce).

[3]	Represents total cash production costs per US GAAP divided by ounces sold.

[4]	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the years ended December 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs — per US GAAP[1]	$28.3	$23.8	$108.5	$88.1	$103.2	$77.1	$339.2	$277.0
Accretion expense and reclamation costs at operating mines	(0.1)	(0.1)	(1.5)	(1.5)	(7.5)	(4.1)	(9.3)	(6.0)

Total cash production costs per Gold Institute Production Cost Standard	$28.2	$23.7	$107.0	$86.6	$95.7	$73.0	$329.9	$271.0

Ounces sold (thousands)	115	95	463	415	339	297	1,369	1,285
Total cash costs per ounce sold per US GAAP (dollars)[2]	$247	$250	$234	$212	$304	$260	$248	$216

Total cash costs per ounce sold — per Gold Institute Production Cost Standard (dollars)[3]	$246	$249	$231	$209	$283	$246	$241	$210

[1]	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

[2]	Represents total cash production costs per US GAAP divided by ounces sold.

[3]	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

Reconciliation of Amortization Costs per Ounce to Financial Statements

For the years ended December 31	2004	2003	2002
Amortization expense per consolidated financial statements	$452	$522	$519

Amortization expense recorded on property, plant and equipment not at operating mine sites	(27)	(25)	(26)

Amortization expense for per ounce calculation	$425	$497	$493

Ounces sold (thousands)	4,936	5,554	5,805

Amortization per ounce (dollars)	$86	$90	$85

ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 14, 2005. As well, additional financial information is provided in the Company’s 2004 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under US GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2004 (as prepared under US GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com) and from the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) (http://www.sec.gov).